     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 1999


                                                      REGISTRATION NO. 333-76415
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 5 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 GOTO.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

            DELAWARE                           7379                          95-4652060
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                             140 WEST UNION STREET
                               PASADENA, CA 91103
                                 (626) 685-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               JEFFREY S. BREWER
                            CHIEF EXECUTIVE OFFICER
                             140 WEST UNION STREET
                               PASADENA, CA 91103
                                 (626) 685-5600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

                 LARRY SONSINI                                    BROOKS STOUGH
                  MARTY KORMAN                                    RENEE F. LANAM
                  TODD CLEARY                                  ANDREAS A. NICHOLAS
        WILSON SONSINI GOODRICH & ROSATI          GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN &
            PROFESSIONAL CORPORATION                              HACHIGIAN, LLP
               650 PAGE MILL ROAD                             155 CONSTITUTION DRIVE
          PALO ALTO, CALIFORNIA 94304                      MENLO PARK, CALIFORNIA 94025
                 (650) 493-9300                                   (650) 321-2400

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED              PROPOSED
                                                            MAXIMUM               MAXIMUM
     TITLE OF EACH CLASS               AMOUNT               OFFERING             AGGREGATE             AMOUNT OF
        OF SECURITIES                  TO BE                 PRICE                OFFERING            REGISTRATION
       TO BE REGISTERED            REGISTERED(1)          PER SHARE(2)            PRICE(2)                FEE
----------------------------------------------------------------------------------------------------------------------
Common stock, $0.0001 par
  value.......................    5,750,000 shares           $13.00             $74,750,000          $20,780.50(3)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes 750,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                     SUBJECT TO COMPLETION -- JUNE 8, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
             , 1999             [GOTO.COM LOGO]
                        5,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
     GOTO.COM, INC.:

     - We have created an online
       auction where advertisers
       bid for introductions to
       consumers seeking
       information, services and
       products.

     PROPOSED SYMBOL AND MARKET:
     - GOTO/NASDAQ NATIONAL
       MARKET

     - GoTo.com is not affiliated
       with the Walt Disney
       Company, Infoseek
       Corporation or the "GO

       Network."
THE OFFERING:

- This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $11.00 and $13.00.

- The underwriters have an option to purchase an additional 750,000 shares from GoTo.com to cover over-allotments.

- Closing:               , 1999

-----------------------------------------------------------------------------------------------------
                                                                Per Share         Total
-----------------------------------------------------------------------------------------------------
Public offering price:                                        $                 $
Underwriting fees:
Proceeds to GoTo.com:
-----------------------------------------------------------------------------------------------------

              THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
--------------------------------------------------------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


In connection with this offering, the underwriters have reserved up to 500,000 shares of common stock being sold by GoTo.com for sale at the public offering price to officers, employees and friends of GoTo.com.

--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                       SALOMON SMITH BARNEY
                                            THOMAS WEISEL PARTNERS LLC
                                                           DLJDIRECT INC.

                              [INSIDE FRONT COVER]

                   [Graphic Header: The GoTo.com Marketplace]


         GoTo.com has created and operates an online marketplace that introduces consumers who search the Internet using keyword terms to advertisers who have bid in an ongoing auction for priority placement in the search results for those keywords. Advertisers pay GoTo.com each time a consumer clicks on the advertiser's Web site listing. The GoTo.com marketplace enables advertisers to choose the bid amount and advertisement placement that is optimal for their business. Because advertisers must pay GoTo.com for each click-through to their Web site, they select and bid only on keywords most relevant to their offerings. Accordingly, we believe GoTo.com improves a consumer's ability to find relevant Web sites.
         We believe a large and active base of advertisers, consumers and network affiliates in our marketplace can stimulate growth in bidding, searches and paid click-through transactions.


[Graphic: 3 end-to-end arrows in a circle] Search made simple.(TM)

                                            GoTo.com is dedicated to assisting
                                            consumers in finding the most
                                            relevant results for the widest
                                            variety of searches.




         GoTo.com's banner-free home page permits fast loading and features a prominent search box that makes it easier for users to find what they are looking for on the Internet.


      [Graphic: GoTo.com search box as it appears on GoTo.com's Web site.]


By foregoing advertising relationships and extraneous content, GoTo.com eliminates the inherent conflict in assisting consumers to locate relevant information and to pass quickly through GoTo.com to the desired information source. In the GoTo.com marketplace, consumers are able to find relevant search listings for information, products and services from our more than 7,500 participating advertisers who place hundreds of thousands of search listings in the GoTo.com marketplace.

                   [Graphic Header: The GoTo.com Marketplace]


[Graphic: 3 end-to-end arrows in a circle] Search Syndication Network.(TM)

              GoTo.com offers its search service at no charge to destination Web sites participating in what we call the "search syndication network." This provides Web sites with the opportunity to enhance their users' experience with search functionality and to generate additional revenue from their consumer audiences.



[Graphic:  Excerpt from page of search results
listed on Web site of infospace.com, a network
affiliate of GoTo.com]
                                                  Integrated Search
                                                  -----------------
                                                  GoTo.com provides a free
                                                  search offering that
                                                  participants in the search
                                                  syndication network, who we
                                                  call "network affiliates," can
                                                  easily incorporate into the
                                                  "look and feel" and navigation
                                                  of their Web sites. Consumers
                                                  can search the Web within the
                                                  network affiliate's site
                                                  because both the GoTo.com
                                                  search box and the search
                                                  results are provided directly
                                                  on the network affiliate's
                                                  site. GoTo.com offers an
                                                  outsourced solution for
                                                  network affiliates to generate
                                                  revenue by selling targeted
                                                  banner advertising on the
                                                  search results pages.

         Search-in-a-Box
         ---------------
         GoTo.com offers a simple and free search product that enables network affiliates to provide Internet search capability from a GoTo.com search box on their Web sites. Search results are delivered on the GoTo.com site. Network affiliates generate revenue each time a user searches from their sites.
                                               [Graphic: GoTo.com search box as
                                               it appears on network affiliates'
                                               sites]

                   [Graphic Header: The GoTo.com Marketplace]


[Graphic: 3 end-to-end arrows in a circle] Targeted Pay-for-Performance
                                           Advertising.(TM)

                           The GoTo.com marketplace offers any online advertiser the ability to specifically target consumerswho are interested in the information, products or services offered by the advertiser. This results in efficient and cost-effective advertising expenditures.


Advertisers bid in an open auction format for placement in the search results provided for the specific keywords which are relevant to their sites. Advertisers pay only for consumers who click on their listings in the GoTo.com search results.


[Graphic: Search results display for the keywords "fly fishing" on the GoTo.com Web site.]


      Advertisers maintain precise control over their keyword selection, bids and total amount spent on GoTo.com. As a result, advertisers manage the placement of their listings in the GoTo.com search results and their cost of customer acquisition.

     You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

     GoTo.com owns common law rights in the United States in the service marks GOTO.COM, GOTO, the GOTO.COM logo, SEARCH MADE SIMPLE and other marks. In addition, GoTo.com has applied for federal registrations of these four marks and other marks, including PAY FOR PERFORMANCE, TARGETED PAY-FOR-PERFORMANCE ADVERTISING and SEARCH SYNDICATION NETWORK. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

                               TABLE OF CONTENTS

                                      Page
Prospectus Summary..................     1
Risk Factors........................     5
Use of Proceeds.....................    20
Dividend Policy.....................    20
Corporate Information...............    20
Capitalization......................    21
Dilution............................    22
Selected Financial Data.............    23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    24


                                      Page
Business............................    32
Management..........................    43
Transactions with Related Parties...    53
Principal Stockholders..............    55
Description of Capital Stock........    58
Shares Eligible for Future Sale.....    61
Underwriting........................    64
Legal Matters.......................    67
Experts.............................    67
Available Information...............    67
Index to Financial Statements.......   F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                                INVESTMENT RISKS

     An investment in this offering involves risk. The market for Internet products, services and advertising is new, rapidly evolving and intensely competitive. Our service has achieved only limited market acceptance to date. GoTo.com was founded in September of 1997 and has a limited operating history and a history of operating losses. GoTo.com's losses for the year ended December 31, 1998 and March 31, 1999 were $14.0 million and $7.4 million, respectively. At March 31, 1999, GoTo.com's accumulated deficit, or accumulated net loss since inception, was $21.5 million. GoTo.com expects to incur net losses for the foreseeable future.

                                    GOTO.COM

OUR BUSINESS


     GoTo.com created and operates an online marketplace that introduces consumers and advertisers. Consumers conduct keyword searches using the GoTo.com search service at our Web site and at thousands of other sites across the Internet that carry our search service. Advertisers bid in an ongoing auction for priority placement in the keyword search results with the highest bidder's site appearing first in the results. Each advertiser pays GoTo.com the amount of its bid whenever a consumer clicks on an advertiser's listing in the search results. An advertiser only pays GoTo.com for those consumers who actively indicate their interest by clicking on the advertiser's Web site listing. In addition, since advertisers on GoTo.com choose how much they pay for each consumer, GoTo.com enables each advertiser to choose the bid amount that is optimal for its business. Because advertisers must pay GoTo.com for each click-through to their Web site, they select and bid only on keywords most relevant to their offerings. Further, GoTo.com search result pages are not filled with multiple banner advertisements, which allows these pages to load quickly, and a search on the GoTo.com service leads directly to a list of 40 results per page. Consequently, we believe GoTo.com improves a consumer's ability to quickly and easily find relevant Web sites providing information, products and services.


     GoTo.com attracts consumers to its Web site through online and traditional advertising. GoTo.com also attracts consumers through what we call the "search syndication network," a network of Web sites that have included the GoTo.com search service on their sites or that direct consumer traffic to the GoTo.com Web site. GoTo.com enables Web sites participating in the search syndication network, who GoTo.com calls "network affiliates," to include a search box and GoTo.com search results on their sites. This affords these network affiliates the opportunity to enhance their users' experience with Internet search capabilities and to generate additional revenue from the sale of advertising on resulting search pages. Because GoTo.com derives its revenue primarily from advertiser paid click-through transactions, GoTo.com offers its search service at no cost to its network affiliates.

     A growing number of consumers using the GoTo.com search service at Web sites across the Internet increases the incentive for advertisers to bid in the GoTo.com marketplace. In turn, a breadth of relevant advertiser links increases the value to consumers of using the GoTo.com search service. Consequently, we believe a large and active base of advertisers, consumers and network affiliates in our marketplace can stimulate growth in bidding, searches and paid click-through transactions. Increases in these paid click-through transactions result in greater revenue for GoTo.com. From the month ended December 31, 1998 to the month ended April 30, 1999, the number of consumer searches in the GoTo.com marketplace increased approximately 85% to over 100 million per month and the number of active, paying advertisers in our marketplace increased approximately 150% to over 7,500. Over the same period, the number of paid click-throughs per month on our service increased approximately 400% to over 10 million.

MARKET OPPORTUNITY

     In an effort to retain consumer attention and generate more advertising revenues, traditional search sites have added additional content and services, which has resulted in a conflict with consumers' desires to locate relevant information and pass quickly through a search site to the desired information source. As a result of this conflict as well as the growth in volume and diversity of Internet content, searches now frequently generate hundreds and often even thousands of results, many of which may have little relevance to the consumers' interest. Moreover, most Internet advertising, like traditional media advertising, requires advertisers to pay for each consumer who sees or may see an advertisement, rather than only those consumers who specifically express interest in the advertised information, products or services. This approach does not allow advertisers to take full advantage of the Internet's unique attributes for targeted marketing. GoTo.com therefore believes that there is a significant market opportunity for an online marketplace that facilitates introductions between advertisers and consumers. GoTo.com serves these constituencies by providing consumers with quick, easy and relevant search listings and providing advertisers with a cost-effective way to target potential consumers.

OUR STRATEGY

     GoTo.com's objective is to expand participation and increase transactions in its online marketplace. Key elements of GoTo.com's strategy include:

- INCREASE ADVERTISERS THROUGH AUTOMATED SIGN UP. Because advertisers on GoTo.com can easily sign up and manage their bidding and accounts through our automated processes, and because every keyword can support hundreds of GoTo.com advertisers, we believe that GoTo.com can support a growing marketplace with a larger number of advertisers than traditional online advertising solutions.

- EXPAND CONSUMER BASE WITH SEARCH SYNDICATION NETWORK. We intend to increase consumer traffic on our service by growing the search syndication network and increasing consumer marketing and acquisition initiatives.

- UTILIZE TECHNOLOGY TO FURTHER EXPAND OPERATIONS INFRASTRUCTURE. We intend to utilize our technology to grow an efficient operations infrastructure enabling millions of billing events for hundreds of thousands of advertisers at a high quality service level and at a relatively low internal cost.

- DERIVE STRATEGIC ADVANTAGE FROM EFFICIENT COST STRUCTURE. Our business model allows us to control costs because it does not require us to carry any physical inventory or maintain a large sales or editorial infrastructure, so we are able to direct the capital that would otherwise be used for these purposes toward growing our business, enhancing our services, building brand awareness and pursuing other strategic opportunities.

                            ------------------------

     Our principal executive offices are located at 140 West Union Street, Pasadena, California 91103, and our telephone number is (626) 685-5600.

                                  THE OFFERING

Common stock offered by
GoTo.com........................    5,000,000 shares

Common stock to be outstanding
  after this offering...........    43,397,921 shares

Use of proceeds.................    We plan to use the proceeds from this
                                    offering for general corporate purposes, principally working capital, capital expenditures and additional marketing and sales efforts, as well as potential acquisitions.

Proposed Nasdaq National Market
  symbol........................    GOTO

     This table is based on shares outstanding as of May 15, 1999. This table excludes:

     - 3,737,675 shares of common stock reserved for issuance under our 1998 stock option plan, and

     - 2,000,000 shares available for issuance under our 1999 employee stock purchase plan.

     This table also assumes that the underwriters do not exercise the option granted by GoTo.com to purchase additional shares in the offering. See "Underwriting."

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes the statement of operations and balance sheet data for our business. For a more detailed explanation of these financial data, see "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements located elsewhere in this prospectus. The pro forma as adjusted balance sheet data reflects the following assumptions:

     - The receipt of approximately $25 million in proceeds from the issuance of 3,628,447 shares of preferred stock on April 14, 1999.

     - The conversion of all outstanding shares of preferred stock including the preferred stock issued on April 14, 1999.

     - The sale of 5,000,000 shares of our common stock in this offering at an estimated offering price of $12.00 per share after deducting underwriting discounts, commissions and estimated offering expenses and the application of the resulting net proceeds.

     - The exercise of warrants outstanding at March 31, 1999 to purchase 104,971 shares of common stock.

     Included in general and administrative and product development expenses are non-cash charges totaling $370,000 related to common stock and warrants issued as compensation to non-employees during the twelve months ended December 31, 1998, and $180,000 related to warrants as compensation to non-employees during the three months ended March 31, 1999, respectively.

                                                 TWELVE MONTHS                    THREE MONTHS ENDED
                                                     ENDED       -----------------------------------------------------
                                                 DECEMBER 31,    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                                     1998          1998       1998       1998        1998       1999
STATEMENT OF OPERATIONS DATA:
  Revenue......................................    $    822       $  38     $    19     $   185    $   580    $ 1,451
  Cost of revenue..............................       1,429          10         101         596        722        957
                                                   --------       -----     -------     -------    -------    -------
  Gross profit (loss)..........................        (607)         28         (82)       (411)      (142)       494
  Operating expenses:
    Marketing and sales........................       9,645         174       1,119       3,697      4,655      4,614
    General and administrative.................       1,655         179         236         511        729      1,555
    Product development........................       1,232         168         150         302        612        520
    Amortization of deferred compensation......       1,199         232         154         525        288      1,297
                                                   --------       -----     -------     -------    -------    -------
  Total operating expenses.....................      13,731         753       1,659       5,035      6,284      7,986
                                                   --------       -----     -------     -------    -------    -------
  Loss from operations.........................     (14,338)       (725)     (1,741)     (5,446)    (6,426)    (7,492)
    Interest income, net.......................         316           1          48         139        128        132
                                                   --------       -----     -------     -------    -------    -------
  Loss before provision for income taxes.......     (14,022)       (724)     (1,693)     (5,307)    (6,298)    (7,360)
  Provision for income taxes...................           1          --          --          --          1         --
                                                   --------       -----     -------     -------    -------    -------
  Net loss.....................................    $(14,023)      $(724)    $(1,693)    $(5,307)   $(6,299)   $(7,360)
                                                   ========       =====     =======     =======    =======    =======
  Historical basic and dilutive net loss per
    share......................................    $  (1.36)                                                  $ (0.68)
                                                   ========
  Pro forma net loss per share.................    $  (0.75)                                                  $ (0.24)
                                                   ========
  Shares used to compute historical basic and
    dilutive loss per share....................      10,296                                                    10,894
  Shares used to compute pro forma loss per
    share......................................      18,714                                                    30,387

                                                               AS OF MARCH 31, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
BALANCE SHEET DATA:
    Cash and cash equivalents...............................  $11,195      $91,081
    Working capital.........................................    9,154       89,040
    Total assets............................................   16,679       96,400
    Long term debt and capital lease obligations............      590          590
    Total stockholders' equity..............................   11,075       90,960

                                  RISK FACTORS

     You should carefully consider the risks described below before buying shares in this offering.

WE HAVE A LIMITED OPERATING HISTORY.

     Because we have recently begun operations, it is difficult to evaluate our business and our prospects. Our revenue and income potential is unproven and our business model is still emerging. GoTo.com was founded in September of 1997 and has a limited operating history. We launched a proof-of-concept version of our service in December 1997. Our "pay-for-performance" model was announced in February 1998, and, following further proof-of-concept testing, the service was officially launched on June 1, 1998. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. These risks include our:

     - complete dependence on online advertising and consumer search services with only limited market acceptance;

     - need to develop and upgrade our infrastructure, including internal controls, transaction processing systems, data storage and retrieval systems and Web site;

     - need to manage changing operations, including our recent implementation of a new financial and accounting system; and

     - dependence upon and need to hire key personnel including software developers.

     We cannot assure you that the GoTo.com service will retain its existing, or attract new, advertisers, consumers and network affiliates, achieve significant additional revenues or improve operating margins in future periods. There can be no assurance that GoTo.com's service will achieve commercial success and, if it does not, the price of our common stock will decline.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.

     We have not achieved profitability. We expect to incur net losses for the foreseeable future and may never become profitable. We incurred a net loss of approximately $14.0 million and $7.4 million for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively, and as of March 31, 1999, we had an accumulated deficit of $21.5 million.

     Our limited operating history makes it difficult to forecast our future operating results. Although our revenue has grown in recent quarters, we cannot be certain that this growth will continue. We expect to continue to increase our marketing and sales, product development and general and administrative expenses. As a result we will need to generate significant additional revenue and/or raise additional funds to achieve profitability. If we do achieve profitability, we cannot be certain that we will sustain or increase it.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS BECAUSE OF MANY FACTORS, AND ANY OF THESE COULD ADVERSELY AFFECT OUR STOCK PRICE.

     We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these or other factors, the price of our common stock may fall. Our operating results have varied widely in the past, and we expect that they will continue to vary significantly from quarter-to-quarter due to a number of factors, including:

     - demand for our online services by advertisers and consumers, including the number of searches performed by consumers and the rate at which they click-through to paid search listing advertisements;

     - prices paid by advertisers using the GoTo.com service, which are not determined by GoTo.com;

     - our costs of attracting consumers to the GoTo.com Web site, including costs of receiving exposure on third-party Web sites and advertising costs;

     - costs related to agreements with suppliers of consumer traffic to our service and professional services;

     - loss of these agreements;

     - the mix of paying vs. non-paying search results on the GoTo.com service;

     - our ability to significantly increase our distribution channels;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

     - costs and delays in introducing new GoTo.com services and improvements to existing services;

     - changes in the growth rate of Internet usage and acceptance by consumers of electronic commerce;

     - technical difficulties, system failures or Internet downtime;

     - government regulations related to the Internet;

     - our ability to upgrade and develop our information technology systems and infrastructure;

     - costs related to acquisitions of technologies or businesses; and

     - general economic conditions, as well as those specific to the Internet and related industries.

     As a result of our limited operating history, it is difficult to accurately forecast our revenue, and we have limited meaningful historical financial data upon which to base planned operating expenses. We plan to significantly increase our operating expenses to expand our marketing and sales operations, broaden our customer support capabilities and fund greater levels of product development. We base our current and future expense levels on our operating plans and estimates of future revenue, and our expenses are relatively fixed. Revenue and operating results are difficult to forecast because they generally depend upon the volume of the searches conducted on our service, the amounts bid by advertisers for keyword search listings on the service and the number of advertisers that bid on the service, none of which are under our control. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. We also

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

may be unable to increase our spending and expand our operations in a timely manner to adequately meet user demand to the extent it exceeds our expectations.

OUR SUCCESS DEPENDS UPON ACHIEVING A LARGE AND ACTIVE BASE OF ADVERTISERS AND CONSUMERS.

     Our ability to increase the volume of transactions on our service and the amounts bid by our advertisers is dependent upon achieving market acceptance from more advertisers and consumers using our service. Our service has achieved only limited market acceptance to date. Internet advertising in general is at an early stage of development. Most potential advertisers have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. Advertising through priority placement on our search service in particular has been introduced only recently, and we cannot predict the level of its acceptance as an advertising medium, even if we achieve initial market acceptance. Our service may not achieve significant acceptance by consumers. Among other things, because our service prioritizes search results based on advertising bids associated with keywords rather than on algorithmic or other traditional search and retrieval technologies, consumers may perceive our results to be less objective than those provided by traditional search methods. Failure to achieve and maintain a large and active base of advertisers and consumers would seriously harm our business.

WE DEPEND ON A LIMITED NUMBER OF SOURCES TO DIRECT CONSUMERS TO OUR SERVICE TO CONDUCT SEARCHES.

     The consumers who conduct searches on our service come from a limited number of sources. Our sources for consumers conducting searches are providers of Internet browsers such as Netscape Communicator and Microsoft Internet Explorer; aggregators of search offerings of various providers; our Web site; banner advertising; and the search syndication network. Although sources of consumer traffic to our service fluctuate, in any given month we typically depend upon one or a few of these sources for a significant majority of traffic and searches conducted on our service. In particular, Microsoft Corporation, Netscape Communications Corp. (a wholly owned subsidiary of America Online) and Dogpile, our three largest sources of search traffic, collectively directed consumers to our service who accounted for approximately 50% of our search revenue in March 1999. We generally obtain traffic from these sources through short term agreements. Our contract with Netscape expires at the end of June 1999, our contract with Microsoft expires in September 1999 unless terminated earlier or extended in the event that traffic delivered under the contract fails to meet certain specifications and our contract with Dogpile expires in April 2000. There can be no assurance that we will be successful in renewing any of these agreements on commercially acceptable terms as a result of competition among providers of Internet search services.

OUR FUTURE SUCCESS IS DEPENDENT UPON FURTHER DEVELOPING AND ENHANCING THE SEARCH SYNDICATION NETWORK.


     We believe that our future success in penetrating our target markets depends in part on our ability to further develop and maintain relationships with network affiliates in the search syndication network. These network affiliates provide their users with GoTo.com search capabilities on their sites or direct their traffic to our Web site. We believe these relationships are important in order to facilitate broad market acceptance of our service and enhance our sales. Our future ability to attract consumers to our service is dependent upon the growth of the search syndication network, which is new and unproven. If we are unable to successfully develop and maintain relationships with network affiliates in our search syndication network, our business will be damaged.



OUR CONTRACTS WITH NETWORK AFFILIATES ARE GENERALLY TERMINABLE AT ANY TIME.



     Our agreement with network affiliates are generally terminable at will by either party. Our network affiliates can generally terminate these agreements at any time. The loss of our agreements with our existing network affiliates could damage our business. Further, if we are unable to extend or obtain new agreements or arrangements for traffic on commercially acceptable terms, including with network affiliates, our business will be damaged.


WE ARE DEPENDENT UPON OTHER COMPANIES WHO SUPPLY SERVICES TO US.

     We also depend on non-distribution related relationships. Following the paid advertising search results offered to consumers on our service, we offer search results provided by Inktomi Corporation. We rely on Inktomi as the sole source of these additional search results, which constitute a very high percentage of the search results displayed by GoTo.com. For example, for March 1999, this percentage was approximately 82%. We also rely on 24/7 Media, Inc. to provide advertising sales for us as well as for some participants in the search syndication network. The loss of either of these key relationships could damage our business. Our contract with Inktomi expires in April 2000 and our contract with 24/7 Media expires in March 2001. There can be no assurance that we will be successful in renewing these contracts on commercially acceptable terms or that our costs with respect to these contracts will not increase following any renewal. If we are unable to develop future key relationships or maintain and enhance our existing relationships, our business will be damaged.

OUR INDUSTRY IS HIGHLY COMPETITIVE, AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO COMPETE EFFECTIVELY.

     The market for Internet products, services and advertising is new, rapidly evolving and intensely competitive. GoTo.com currently or potentially competes with many other providers of Web directories, search and information services as well as traditional media for consumer attention and advertising expenditures. We expect competition to intensify in the future. Barriers to entry may not be significant, and current and new competitors may be able to launch new Web sites at a relatively low cost. Accordingly, we believe that our success will depend heavily upon achieving significant market acceptance before our competitors and potential competitors introduce competing services.

     GoTo.com competes with online services, other Web sites and advertising networks such as DoubleClick Inc., 24/7 Media, Inc. and Net Gravity Inc., as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, GoTo.com may face increased pricing pressure for the sale of advertisements and direct marketing opportunities, which could adversely affect our business and operating results.

     GoTo.com also competes with providers of Web directories, search and information services, all of whom offer advertising, including, among others, America Online, Inc. (AOL.com, NetFind and Netscape Netcenter), AskJeeves, Inc., CNET, Inc. (Snap), Excite, Inc. (including WebCrawler and Magellan), Inktomi Corporation, LookSmart, Ltd., Lycos, Inc. (including HotBot), Microsoft Corporation (LinkExchange, Inc. and msn.com), The Walt Disney Company/Infoseek Corporation (including the Go Network)

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

and Yahoo! Inc. In addition, we expect that other companies will offer directly competing services in the future. For example, AltaVista, a division of Compaq Computer Corporation, has announced it will offer such a service.

     Many of these competitors, as well as potential entrants into our market, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially greater resources to promotion and Web site and systems development than we can. In addition, as the use of the Internet and other online services increases, larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures with providers of Web directories, search and information services or advertising solutions, and existing providers of Web directories, search and information services or advertising solutions may continue to consolidate. In addition, providers of Internet browsers and other Internet products and services who are affiliated with providers of Web directories and information services in competition with the GoTo.com service may more tightly integrate these affiliated offerings into their browsers or other products or services. Any of these trends would increase the competition we face and could adversely affect our business and operating results.

WE ARE DEPENDENT UPON MAINTAINING AND EXPANDING OUR COMPUTER AND COMMUNICATIONS SYSTEMS.

     Our failure to achieve or maintain high capacity data transmission without system downtime and achieve improvements to our transaction processing systems and network infrastructure would adversely affect our business and results of operations. Our success, in particular our ability to provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems in order to accommodate the consumers and advertisers using our service. Our success also depends upon our ability to rapidly expand our transaction-processing systems and network infrastructure without any systems interruptions in order to accommodate any significant increases in use of our service. We believe that our current transaction-processing systems and network infrastructure are insufficient to support our future growth. Although we are enhancing and expanding our transaction-processing systems and network infrastructure, we have experienced periodic systems interruptions and infrastructure failures, which we believe will continue to occur. In the past, limitations of our technology infrastructure have prevented us from maximizing our business opportunities. In addition, many of our software systems are custom-developed and we rely on our employees and certain third-party contractors to develop and maintain these systems. If certain of these employees or contractors become unavailable to us, we may experience difficulty in improving and maintaining these systems. Furthermore, we expect that we will continue to be required to manage multiple relationships with various software and equipment vendors whose technologies may not be compatible, as well as relationships with other third parties to maintain and enhance our technology infrastructure.

WE ARE IN THE PROCESS OF IMPLEMENTING NEW FINANCIAL AND ACCOUNTING SYSTEMS WHICH MAY NOT WORK AS EXPECTED.

     If we fail to successfully implement and integrate new financial reporting and information systems, or we are not able to scale these systems with our growth, we may not have adequate, accurate or timely financial information. Failure to have adequate, accurate or timely financial information would harm our business and could lead to volatility in our stock price. We are in the process of implementing new financial and accounting reporting software which we expect to complete prior to or during the third quarter of 1999, although we cannot assure you that implementation will not take longer. In connection with this implementation, we have encountered difficulties integrating the new software with certain of our other information systems. Additionally, we are in the process of upgrading certain sales databases used for finance, sales and account management. If we grow rapidly, we will face additional challenges in upgrading and maintaining these systems.

OUR ADVERTISING REVENUE IS CONCENTRATED AMONG A LIMITED NUMBER OF ADVERTISERS.


     If our major advertisers were to substantially cut back advertising or stop using our services, our business would be seriously harmed. Although no advertiser accounted for more than 10% of our revenue for the quarter ended March 31, 1999, a significant majority of our total revenue is derived from a small proportion of our advertisers. We believe that a substantial amount of revenue from advertising sales in any given future period may come from a relatively small number of advertisers. We do not have formal contractual relationships with many of our advertisers and when we do have contracts, most are terminable at any time by the advertiser. As a result, we cannot assure you that any of our advertisers will purchase advertising from us in the future.


CONTINUED ADOPTION OF THE INTERNET AS A METHOD OF CONDUCTING BUSINESS IS NECESSARY FOR OUR FUTURE GROWTH.

     The failure of the Internet to continue to develop as a commercial and business medium would adversely affect our business. The widespread acceptance and adoption of the Internet by traditional businesses for conducting business and exchanging information is likely only if the Internet provides these businesses with greater efficiencies and improvements.

FAILURE TO EXPAND INTERNET INFRASTRUCTURE COULD LIMIT OUR FUTURE GROWTH.

     The recent growth in Internet traffic has caused frequent periods of decreased performance, and if Internet usage continues to grow rapidly, the Internet's infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, overall Web usage, including usage of our Web site in particular, could grow more slowly or decline. Our ability to increase the speed and scope of our services to users is ultimately limited by and dependent upon the speed and reliability of both the Internet and our advertisers' and consumers' internal networks. Consequently, the emergence and growth of the market for our services depends upon improvements being made to the entire Internet as well as to our individual advertisers' and consumers' networking infrastructures to alleviate overloading and congestion.

INCREASED SECURITY RISKS OF ONLINE COMMERCE MAY DETER FUTURE USE OF OUR
SERVICES.

     Concerns over the security of transactions conducted on the Internet and the privacy of consumers may also inhibit the growth of the Internet and other online services generally, and online commerce in particular. Our failure to prevent security breaches could significantly harm our business and results of operations. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the algorithms we use to protect our transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information, cause interruptions in our operations or damage our brand and reputation. We do not believe that our data repositories, financial systems and other technology resources are secure from security breaches or sabotage and we occasionally experience attempts at "hacking" or security breaches. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which would adversely affect the business of our advertisers and, accordingly, our business.

WE FACE THE RISKS OF SYSTEM FAILURES.

     We currently do not have a disaster recovery plan in effect and do not have fully redundant systems for our services at an alternate site. A disaster such as fire, flood, earthquake, power loss, telecommunications failure, break-in, sabotage or a similar event could severely damage our business and results of operations because our services could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems, all of which are located in our principal headquarters in Pasadena, California and at an offsite location managed by a third party, Frontier Global Center, in Sunnyvale, California. Pasadena and Sunnyvale exist on or near known earthquake fault zones. The occurrence of a natural disaster or unanticipated problems at our principal headquarters or at the third-party facility could cause interruptions or delays in our business, loss of data or render us unable to provide our services. In addition, failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could cause interruptions in our service. The occurrence of any or all of these events could adversely affect our reputation, brand and business which could cause the price of our common stock to decline.

WE HAVE EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS IN RECENT PERIODS, AND ANY FAILURE TO MANAGE THIS GROWTH COULD DAMAGE OUR BUSINESS.

     Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations. These expansion efforts could be expensive and put a strain on management, and, if we do not manage growth properly, it could adversely affect our business. Our headcount has grown and will continue to grow substantially. Prior to February 1998, we had no employees, although a small number of personnel with Bill Gross' idealab! and certain consultants were performing services for us. At March 31, 1999, we had a total of 83 employees. We will need to expand our infrastructure, which will include hiring certain key employees, including without limitation, key employees in marketing and technology development. Hiring such employees has historically been difficult, and we cannot assure you that we will be able to successfully attract and retain a sufficient number of qualified personnel.

OUR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE OFFICERS AND KEY PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE.

     Our future success depends upon the continued service of our executive officers and other key technology, marketing, sales and support personnel. Our key employees include Jeffrey Brower, Ted Meisel, Todd Tappin, Harry Chandler, James Gallinatti, Jr., Stephanie

Sarka, Talmadge O'Neill, Tom Soulanille, Gregory Robleski, Dan Scholnick, Eric Hovanec, Joshua Metzger, Paul Ryan and Paul Schulz. None of our officers or key employees is bound by an employment agreement for any specific term. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees decided to join a competitor or otherwise compete directly or indirectly with us, this could have a significant adverse effect on our business and could cause the price of our stock to decline. In particular, the services of key members of our research and development team would be difficult to replace. We cannot assure you that we will be able to successfully retain our key personnel or, in the event we were to lose the services of any key personnel, to replace such personnel.

WE ARE EXPOSED TO RISKS ASSOCIATED WITH CREDIT CARD FRAUD.

     We have suffered losses and may continue to suffer losses as a result of orders placed with fraudulent credit card data, even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions would adversely affect our business and could cause a decline in our stock price.

WE FACE RISKS OF CLAIMS FROM THIRD PARTIES FOR INTELLECTUAL PROPERTY INFRINGEMENT AND OTHER MATTERS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     Our services operate in part by making Internet services and content available to our users. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with third parties. These claims might, for example, be made for defamation, negligence, copyright, trademark or patent infringement, personal injury, invasion of privacy or other legal theories. We receive correspondence alleging some of these types of claims from time to time. Any claims could result in costly litigation and be time consuming to defend, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

     Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

     There can be no assurance that our services do not infringe the intellectual property rights of third parties. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could adversely affect our business.

WE MAY NOT BE ABLE TO PROTECT THE INTELLECTUAL PROPERTY RIGHTS UPON WHICH OUR BUSINESS RELIES.

     Our success and ability to compete are substantially dependent upon our internally developed technology and data resources, which we protect through a combination of

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

copyright, trade secret and trademark law. We have no patents issued to date on our technology.

     We are aware that certain other companies are using or may have plans to use the terms "GoTo," "Go," "Go2" and variations of these terms as part of a company name, domain name, trademark or service mark. In addition, we have received notice from companies claiming superior rights to marks such as these. We cannot assure you that additional companies will not claim such superior rights or that we will not be subject to infringement claims. A successful infringement claim by the owner of a mark including "GoTo" or a variation could require us to change our name, which would be expensive and disruptive to our business. Further, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our services, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and advertisers.

WE ARE ENGAGED IN LITIGATION WITH THE WALT DISNEY COMPANY AND CERTAIN OF ITS AFFILIATES, INCLUDING INFOSEEK CORPORATION, THAT COULD SERIOUSLY HARM OUR BUSINESS.

     We are engaged in litigation that will be expensive to pursue and will be distracting to our management and other employees. Any adverse developments resulting from this litigation could seriously harm our business. We believe that The Walt Disney Company and certain of its affiliates, including Infoseek Corporation, are infringing our GoTo.com logo. On February 18, 1999 we sued these companies and two affiliated companies in the United States District Court for the Central District of California alleging violation of federal trademark law and unfair competition. Our lawsuit is based on the use by these companies of a "GO" design mark to provide Internet services, including a search engine in connection with their "Go Network." We are seeking to prevent these companies from using this "GO" design mark as well as other remedies. The lawsuit is at a preliminary stage, and we cannot assure you that the outcome of this litigation will be favorable to us. For example, we may not prevail and be able to stop these companies from causing confusion among consumers and advertisers through continued use of the "GO" design mark. In addition, these companies could file counterclaims or separate lawsuits or other proceedings against us, possibly seeking to prevent us from using the GoTo.com logo or other relief. An unfavorable result could affect the value of or even prevent us from using the GoTo.com logo.

WE MAY NOT BE ABLE TO PROTECT OUR INTERNET DOMAIN NAME.

     The Internet domain name we use, "GoTo.com," is an extremely important part of our business and we may not be able to protect it. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" domains. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. We believe that such changes in the United States may include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of domains in addition to ".com", ".net" and ".org." Governing bodies may establish other domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Third parties have acquired domain names that include "goto" or varieties thereof both in the United States and elsewhere.

WE MAY NEED ADDITIONAL CAPITAL WHICH COULD DILUTE THE OWNERSHIP INTEREST OF INVESTORS.

     We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations in the future. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. However, we may need to raise additional funds prior to the expiration of this period or at a later date.

POTENTIAL ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     We may make investments in or acquire complementary products, technologies and businesses. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. If we acquire a company, we could face difficulties in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. Acquisitions of additional services or technologies also involve risks of incompatibility and the need for integration into our existing services and marketing, sales and support efforts. If we finance the acquisitions by issuing equity securities, this could dilute our existing stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could adversely affect our operating results.

POTENTIAL YEAR 2000 PROBLEMS WITH OUR INTERNAL OPERATING SYSTEMS OR OUR SERVICES COULD ADVERSELY AFFECT OUR BUSINESS.

     We cannot assure you that we will not experience unanticipated negative consequences from year 2000 problems, including material costs caused by undetected errors or defects in the technology used in our internal systems. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish the year 2000 and 21st century dates from other 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to solve this problem.

     Our online services and their associated and supporting tools, Web sites and infrastructure were designed and developed to be year 2000 compliant. Our internal systems, including those used to deliver our services, utilize third-party hardware and software. We have begun the process of contacting the vendors of these infrastructure products in order to gauge their year 2000 compliance. Based on vendors' representations received thus far, we believe that the third-party hardware and software we use is year 2000 compliant, although we have not heard from all of these vendors.

     To date, we have spent less than an estimated $10,000 to address year 2000 issues. We presently estimate that the total remaining cost of addressing year 2000 issues will not be material. These estimates were derived utilizing a number of assumptions, including the assumption that we have already identified any significant year 2000 issues. However, these assumptions may not be accurate, and actual results could differ materially from those anticipated. In view of our year 2000 review and remediation efforts to date, the recent development of our services, the recent installation of our information technology equipment and systems, we do not consider contingency planning to be necessary at this time. We believe that the most likely worst case scenario is that the Internet fails and we are unable to offer our services.

     If we discover that certain of our services need modification, or certain of our third-party hardware and software is not year 2000 compliant, we will try to make modifications to our services and systems on a timely basis. We do not believe that the cost of these modifications will materially affect our operating results. However, we cannot assure you that we will be able to modify these products, services and systems in a timely, cost-effective and successful manner and the failure to do so could have a material adverse effect on our business and operating results.

SPENDING BY OUR ADVERTISERS TO EVALUATE AND ADDRESS YEAR 2000 COMPLIANCE COULD RESULT IN LOWER DEMAND FOR OUR SERVICES.

     Year 2000 compliance issues also could cause a significant number of companies, including our current advertisers, to reevaluate their current system needs and, as a result, consider switching to other systems and means of advertising. This could result in a material adverse effect on our business, operating results and financial condition. Also, during the next six months there is likely to be an increased advertiser focus on addressing year 2000 compliance issues, creating the risk that advertisers may reallocate expenditures to fix year 2000 problems of existing systems. Although we have not experienced these effects to date, if advertisers defer Internet advertising and commerce and related services because of such a reallocation, it would adversely affect our business and operating results.

OUR MARKET MAY UNDERGO RAPID TECHNOLOGICAL CHANGE AND OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO MEET THE CHANGING NEEDS OF OUR INDUSTRY.

     For our business to survive and grow, we must continue to enhance and improve the functionality and features of our online services. The Internet and the online advertising industry are rapidly changing. If new industry standards and practices emerge, our existing services, technology and systems may become obsolete. Our future success will depend on our ability to do the following:

     - license and internally develop leading technologies useful in our business;

     - enhance our existing services;

     - develop new services and technologies that address the increasingly sophisticated and varied needs of prospective consumers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

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

     Developing our services and other proprietary technology entails significant technical and business risks, as well as substantial costs. We may use new technologies ineffectively, or we may fail to adapt our services, transaction-processing systems and network infrastructure to user requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our users may forego the use of our services and use those of our competitors.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES MAY DAMAGE OUR BUSINESS.

     The laws and regulations applicable to the Internet and our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose GoTo.com to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require GoTo.com to incur significant expenses in complying with any new regulations. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission, or FCC, in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our service. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us. Also, Congress recently passed (and the President has signed into law) the Digital Millenium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party Web sites that include materials that infringe copyrights. Congress also recently passed (and the President has signed into law) the Children's Online Protection Act and the Children's Online Privacy Act, which will restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. Further, Congress recently passed (and the President has signed into law) the Protection of Children from Sexual Predators Act, which mandates that electronic communication service providers report facts or circumstances from which a violation of child pornography laws is apparent. GoTo.com is currently reviewing this legislation, and cannot currently predict the effect, if any, that this legislation will have on our business. There can be no assurance that this legislation will not impose significant additional costs on our business or subject GoTo.com to additional liabilities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. GoTo.com may be subject to claims that our services violate such laws. Any new legislation or regulation in the United

States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause the price of our common stock to decline.

     Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute GoTo.com for violations of their laws. GoTo.com might unintentionally violate such laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

WE MAY INCUR LIABILITIES FOR THE ACTIVITIES OF USERS OF OUR SERVICE.


     The law relating to the liability of providers of online services for activities of their users is currently unsettled and could damage our business. We do not carry insurance that will indemnify us for liability for activities of our users. We are aware that certain of our advertisers' Web sites offer or contain information about alcohol, tobacco, firearms, adult material and other products, services and information that may be subject to regulation by local, state or federal authorities. In addition, our advertisers' Web sites may contain text, images or information that could infringe third-party copyrights, trademarks or other intellectual property rights. We cannot assure you that GoTo.com will successfully avoid civil or criminal liability for unlawful activities carried out by users of our service. The imposition upon GoTo.com of potential liability for unlawful activities of users of our service could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could damage our business.


WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS AND HOW WE INVEST THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

     Our management can spend the proceeds from this offering in ways with which the stockholders may not agree. The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes, which gives our management broad discretion on the use of these proceeds. We cannot predict that the proceeds will be invested to yield a favorable return.

OUR SECURITIES HAVE NO PRIOR MARKET, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING.

     The trading market price of our common stock may decline below the initial public offering price. In addition, an active public market for GoTo.com's common stock may not develop or be sustained after this offering. Before this offering, there has not been a public market for our common stock. The initial public offering price has been determined by negotiations between GoTo.com and the representatives of the underwriters.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     If our stockholders sell substantial amounts of common stock in the public market, including shares issued upon the exercise of outstanding options, the market price of our common stock could fall. After this offering, we will have outstanding 43,397,921 shares of common stock, based upon shares outstanding as of May 15, 1999 and including the 5,000,000 shares offered hereby (assuming no exercise of the underwriters' over-allotment option), of which 23,121,594 of these 43,397,921 shares will be issued upon conversion of outstanding preferred stock upon completion of this offering. The 38,397,921 shares of common stock outstanding as of May 15, 1999 will be available for sale in the public market as follows:

NUMBER OF SHARES                     DATE OF AVAILABILITY FOR SALE
   301,756                Prior to 180 days after the date of this prospectus
32,588,048                    180 days after the date of this prospectus
 5,538,117                        Between December 1999 and May 2000

     The above table assumes the effectiveness of certain lock-up arrangements with the underwriters under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock. The table also includes 2,655,068 shares which, as of May 15, 1999, were subject to repurchase by GoTo.com and transfer restrictions as a result of vesting agreements. Most of the shares that will be available for sale after the 180th day after the date of this prospectus or afterwards will be subject to certain volume limitations because they are held by affiliates of GoTo.com. In addition, we cannot assure you that the underwriters will not remove these lock-up restrictions prior to 180 days after the offering without prior notice.

WE WILL BE CONTROLLED BY OUR CURRENT STOCKHOLDERS, EVEN AFTER THE OFFERING.

     idealab! Holdings, L.L.C., idealab! Capital Management I, LLC, Draper Fisher Jurvetson, Moore Capital Management, Inc. and Global Retail Partners, L.P. and/or entities affiliated with them will, in the aggregate, beneficially own approximately 59.7% of our outstanding common stock following the completion of this offering. In addition, Bill Gross, a director of GoTo.com, serves as Managing Member of idealab! Holdings, L.L.C. and as Managing Director of idealab! Capital Management I, LLC, and exercises voting and investment power over shares held beneficially by those entities. The stockholders listed above if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

OUR CHARTER DOCUMENTS AND CHANGE OF CONTROL SEVERANCE AGREEMENTS WITH OUR MANAGEMENT WILL MAKE IT MORE DIFFICULT TO ACQUIRE US.

     Provisions of our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our board of directors is divided into three classes, with one class being elected each year by our stockholders, which generally makes it more difficult for stockholders to replace a majority of directors and obtain control of our board. In addition, stockholder meetings may be called only by our board of directors, the chairman of the board and the president, advanced notice is required prior to stockholder proposals, and stockholders may not act by written consent. Further, we have authorized preferred stock that is undesignated, making it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of GoTo.com.

     Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

     In addition, in April 1999, we entered into Change of Control Severance Agreements with members of our senior management providing for certain benefits, including acceleration of option vesting, to these members if they are terminated other than for cause following an acquisition of GoTo.com. These agreements could make us less attractive to a third party who may want to acquire us because they will make any replacement of management more expensive.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN.

     You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 5,000,000 shares of common stock offered by us are estimated to be $54.7 million after deducting the underwriting discount, estimated offering expenses and assuming no exercise of the underwriters' over-allotment option to purchase 750,000 shares from us.

     We expect to use the net proceeds for general corporate purposes, principally working capital, capital expenditures, including upgrades to transaction processing systems and network infrastructure, and additional marketing and sales efforts. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements for such acquisitions and are not involved in any negotiations related to such acquisitions. We intend to invest the net proceeds of this offering in interest-bearing, investment-grade securities until they are used.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                             CORPORATE INFORMATION

     Our principal executive offices are located at 140 West Union Street, Pasadena, California 91103, and our telephone number is (626) 685-5600.

     GoTo.com owns common law rights in the United States in the service marks GOTO.COM, GOTO, the GOTO.COM logo, SEARCH MADE SIMPLE and other marks. In addition, GoTo.com has applied for federal registrations of these four marks and other marks, including PAY FOR PERFORMANCE, TARGETED PAY-FOR-PERFORMANCE ADVERTISING and SEARCH SYNDICATION NETWORK. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others. We are engaged in litigation with the Walt Disney Company and certain of its affiliates, including Infoseek Corporation. An unfavorable result in any counterclaims or separate litigation with these parties could affect the value of, or even prevent us from using, the GOTO.COM logo.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - the actual capitalization of GoTo.com as of March 31, 1999;

     - the pro forma capitalization of GoTo.com after giving effect to the sale of 3,628,447 shares of preferred stock for an aggregate purchase price of approximately $25 million on April 14, 1999, conversion of all outstanding shares of convertible preferred stock into 23,121,594 shares of common stock and the exercise of warrants outstanding as of March 31, 1999 to purchase 104,971 shares of common stock; and

     - the pro forma as adjusted capitalization to give effect to the sale of 5,000,000 shares of common stock at the estimated initial public offering price of $12.00 per share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by GoTo.com.

                                                      AS OF MARCH 31, 1999
                                              ------------------------------------
                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                         (IN THOUSANDS)
Cash and cash equivalents...................  $ 11,195    $ 36,381      $ 91,081
                                              ========    ========      ========
Long-term capital lease obligations and
  debt......................................  $    590    $    590      $    590
Stockholders' equity:
  Convertible preferred stock, issuable in
     series, $0.0001 par value, 20,187,401
     shares authorized, 19,493,147 shares
     issued and outstanding, actual;
     10,000,000 shares authorized and no
     shares issued and outstanding, pro
     forma and pro forma as adjusted........    28,645          --            --
  Common stock, $0.0001 par value;
     45,000,000 shares authorized,
     13,426,320 shares issued and
     outstanding, actual; 200,000,000 shares
     authorized, 36,652,885 shares issued
     and outstanding, pro forma; and
     200,000,000 shares authorized,
     41,652,885 shares issued and
     outstanding, pro forma as adjusted.....         1           3             4
  Additional paid-in capital................     7,466      61,294       115,993
     Deferred compensation..................    (3,534)     (3,534)       (3,534)
     Accumulated deficit....................   (21,503)    (21,503)      (21,503)
                                              --------    --------      --------
     Total stockholders' equity.............    11,075      36,260        90,960
                                              --------    --------      --------
Total capitalization........................  $ 11,665    $ 36,850      $ 91,550
                                              ========    ========      ========

     This table excludes 7,517,242 shares of common stock reserved for issuance under GoTo.com's stock option and employee stock purchase plans, including 2,752,984 shares subject to outstanding options as of March 31, 1999 with an average exercise price of $0.19 per share.

                                    DILUTION

     The pro forma net tangible book value of our common stock on March 31, 1999 was $36.1 million, or approximately $0.98 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, assuming the issuance of 3,628,447 shares of Series D preferred stock on April 14, 1999 and exercise of all outstanding warrants occurred on March 31, 1999, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all preferred stock including the Series D preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 5,000,000 shares of common stock offered by this prospectus at an estimated price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value would have been $91.0 million, or approximately $2.18 per share. This represents an immediate increase in pro forma net tangible book value of $1.20 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $9.82 per share to new investors.

Estimated public offering price per share...................             $ 12.00
     Pro forma net tangible book value per share as of March
      31, 1999..............................................  $  0.98
     Increase per share attributable to new investors.......     1.20
                                                              -------
As adjusted pro forma net tangible book value per share
  after the offering........................................                2.18
                                                                         -------
Dilution in pro forma net tangible book value per share to
  new investors.............................................             $  9.82
                                                                         =======

     This table excludes all options that will remain outstanding upon completion of this offering. As of March 31, 1999, there were options outstanding to purchase a total 2,752,984 shares of common stock with an average exercise price of $0.19 per share. The exercise of outstanding options having an exercise price less than the offering price would increase the dilutive effect to new investors.

     The following table sets forth, as of March 31, 1999, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by existing stockholders and by the new investors, before deducting expenses payable by us, using the estimated public offering price of $12.00 per share.

                                 SHARES PURCHASED        TOTAL CONSIDERATION
                              ----------------------   -----------------------   AVERAGE PRICE
                                 NUMBER      PERCENT      AMOUNT       PERCENT     PER SHARE
Existing stockholders.......    36,652,885      88.0%  $  54,841,599      47.8%     $  1.50
New investors...............     5,000,000      12.0%     60,000,000      52.2%     $ 12.00
                              ------------   -------   -------------   -------
          Total.............    41,652,885     100.0%  $ 114,841,599     100.0%
                              ============   =======   =============   =======

     The existing stockholder amounts in the table above assumes the issuance of 3,628,447 shares of preferred stock on April 14, 1999 and the issuance of 104,971 shares of common stock upon exercise of warrants outstanding as of March 31, 1999.

     If the underwriters' over-allotment option is exercised in full, the number of shares held by new public investors will be increased to 5,750,000 or approximately 13.6% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements appearing elsewhere in this prospectus. The statement of operations data set forth below for the period from September 15, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the three-month periods ended March 31, 1998 and 1999 and the balance sheet data as of March 31, 1999 are derived from unaudited financial statements included elsewhere in this prospectus. Other quarterly statement of operations data set forth below is derived from our unaudited quarterly financial statements not included elsewhere herein. In our opinion, these unaudited financial statements have been prepared on the same basis as our audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                                       THREE MONTHS ENDED
                                                                      -----------------------------------------------------
                                INCEPTION TO    TWELVE MONTHS ENDED   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                              DECEMBER 31, 1997  DECEMBER 31, 1998      1998       1998       1998        1998       1999
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue.....................      $   22            $    822          $  38     $    19     $   185    $   580    $ 1,451
 Cost of revenue.............           6               1,429             10         101         596        722        957
                                   ------            --------          -----     -------     -------    -------    -------
 Gross profit (loss).........          16                (607)            28         (82)       (411)      (142)       494
 Operating expenses:
   Marketing and sales.......          65               9,645            174       1,119       3,697      4,655      4,614
   General and
     administrative(a).......          24               1,655            179         236         511        729      1,555
   Product development(a)....          46               1,232            168         150         302        612        520
   Amortization of deferred
     compensation............          --               1,199            232         154         525        288      1,297
                                   ------            --------          -----     -------     -------    -------    -------
 Total operating expenses....         135              13,731            753       1,659       5,035      6,284      7,986
                                   ------            --------          -----     -------     -------    -------    -------
 Loss from operations........        (119)            (14,338)          (725)     (1,741)     (5,446)    (6,426)    (7,492)
   Interest income, net......          --                 316              1          48         139        128        132
                                   ------            --------          -----     -------     -------    -------    -------
 Loss before provision for
   income taxes..............        (119)            (14,022)          (724)     (1,693)     (5,307)    (6,298)    (7,360)
 Provision for income
   taxes.....................           1                   1             --          --          --          1         --
                                   ------            --------          -----     -------     -------    -------    -------
 Net loss....................      $ (120)           $(14,023)         $(724)    $(1,693)    $(5,307)   $(6,299)   $(7,360)
                                   ======            ========          =====     =======     =======    =======    =======
 Historical basic and
   dilutive loss per
   share(b)..................      $(0.01)           $  (1.36)                                                     $ (0.68)
                                   ======            ========                                                      =======
 Pro forma net loss per
   share(b)..................                        $  (0.75)                                                     $ (0.24)
                                                     ========                                                      =======
 Shares used to compute
   historical basic and
   dilutive loss per
   share(b)..................       9,869              10,296                                                       10,894
 Shares used to compute pro
   forma loss per share(b)...                          18,714                                                       30,387

                                                              AS OF DECEMBER 31,    AS OF MARCH 31,
                                                              ------------------    ----------------
                                                               1997       1998            1999
                                                                          (IN THOUSANDS)
 BALANCE SHEET DATA:
   Cash and cash equivalents................................  $    87    $16,357        $11,195
   Working capital..........................................       18     15,215          9,154
   Total assets.............................................      214     19,969         16,679
   Long term debt and capital lease obligations.............       --        183            590
   Total stockholders' equity...............................      123     16,397         11,075

-------------------------
(a) Included in general and administrative and product development expenses are non-cash charges totaling $370,000 related to common stock and warrants issued as compensation to non-employees during the twelve months ended December 31, 1998 and $180,000 related to warrants issued as compensation to non-employees during the three months ended March 31, 1999, respectively.
(b) See Note 1 of Notes to the Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements, the accuracy of which involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. GoTo.com's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by GoTo.com described in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     GoTo.com has created and operates an online marketplace that introduces consumers who search the Internet using keyword terms to advertisers who have bid in an ongoing auction for priority placement in the search results for those keywords. Each advertiser pays GoTo.com the amount of its bid whenever a consumer clicks on the advertiser's listings in the search results. Advertisers must pay for each click-through, so they bid only on keywords relevant to their offerings. Further, GoTo.com search result pages are not filled with multiple banner advertisements, which allows these pages to load quickly, and a search on the GoTo.com service leads directly to a list of 40 results per page. Consequently, we believe GoTo.com offers consumers quick, easy and relevant search results. In addition, the GoTo.com marketplace enables each advertiser to choose the bid amount and advertisement placement that is optimal for its business, which we believe provides advertisers with a cost-effective way to target consumers. Consumers access the GoTo.com search service at our Web site and through what we call the "search syndication network," a network of Web sites that have integrated the GoTo.com search service into their sites or that direct consumer traffic to our site.


     A growing number of consumers using the GoTo.com search service at Web sites across the Internet increases the incentive for advertisers to bid in the GoTo.com marketplace. In turn, a breadth of relevant advertiser links increases the value to consumers of using the GoTo.com search service. Consequently, we believe a large and active base of advertisers, consumers and network affiliates in our marketplace can stimulate growth in bidding, searches and paid click-throughs transactions. From the month ended December 31, 1998 to the month ended April 30, 1999, the number of consumer searches in the GoTo.com marketplace increased approximately 85% to over 100 million per month and the number of active, paying advertisers in our marketplace increased approximately 150% to over 7,500. Over the same period, the number of paid click-throughs per month on our service increased approximately 400% to over 10 million.

     GoTo.com was incorporated in September of 1997 and has a limited operating history. We launched a proof-of-concept version of our search service in the fiscal year ended December 31, 1997. Our pay-for-performance service was announced in February 1998, and following further proof-of-concept testing, was officially launched on June 1, 1998. Our service has achieved only limited market acceptance to date. GoTo.com has devoted significant resources to launching its search service, including developing an infrastructure and building a management team. GoTo.com's losses for the year ended December 31, 1998 and March 31, 1999 were $14.0 million and $7.4 million, respectively.

     Our revenue consists of search listing advertisements and banner advertisements. For the quarter ended March 31, 1999, banner advertisement revenue constituted less than 15% of our revenue. Search listing advertisement revenue is determined by multiplying the number of click-throughs on paid search results by the amounts bid for applicable keywords. Search listing revenue is recognized when earned based on click-through activity to the extent that the advertiser has deposited sufficient funds with us or collection is probable. Banner advertisement revenue is recognized when earned under the terms of the contractual arrangement with the advertiser or advertising agency, provided that collection is probable.

     We believe that our search service will be more attractive to advertisers as more consumers use it for their search needs and more attractive to consumers as more advertisers bid for placement in our search results. A significant component of our expenses consists of costs incurred to attract consumers to our service. To date, we have primarily attracted consumers through online and offline marketing, including radio and outdoor advertising as well as advertising on the Internet. We expect to continue to rely upon these sources for a significant proportion of consumer searches conducted on our service. Our future success is dependent upon reducing our consumer acquisition costs and increasing the revenue we derive from this traffic.

RESULTS OF OPERATIONS

     The following table sets forth the results of operations for GoTo.com on a quarterly basis for the five quarters ended March 31, 1999.

                                                        THREE MONTHS ENDED
                                       -----------------------------------------------------
                                       MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                         1998       1998       1998        1998       1999
                                                          (IN THOUSANDS)
Revenue..............................   $  38     $    19     $   185    $   580    $ 1,451
Cost of revenue......................      10         101         596        722        957
                                        -----     -------     -------    -------    -------
Gross profit (loss)..................      28         (82)       (411)      (142)       494
Operating expenses:
  Marketing and sales................     174       1,119       3,697      4,655      4,614
  General and administrative(a)......     179         236         511        729      1,555
  Product development(a).............     168         150         302        612        520
  Amortization of deferred
     compensation....................     232         154         525        288      1,297
                                        -----     -------     -------    -------    -------
Total operating expenses.............     753       1,659       5,035      6,284      7,986
                                        -----     -------     -------    -------    -------
Loss from operations.................    (725)     (1,741)     (5,446)    (6,426)    (7,492)
  Interest income, net...............       1          48         139        128        132
                                        -----     -------     -------    -------    -------
Loss before provision for income
  taxes..............................    (724)     (1,693)     (5,307)    (6,298)    (7,360)
Provision for income taxes...........      --          --          --          1         --
                                        -----     -------     -------    -------    -------
Net loss.............................   $(724)    $(1,693)    $(5,307)   $(6,299)   $(7,360)
                                        =====     =======     =======    =======    =======

-------------------------
(a) Included in general and administrative and product development expenses are non-cash charges totaling $370,000 related to common stock and warrants issued as compensation to non-employees during the twelve months ended December 31, 1998 and $180,000 related to warrants issued as compensation to non-employees during the three months ended March 31, 1999.

QUARTERLY RESULTS OF OPERATIONS

     REVENUE

     Revenue for the first quarter of 1998 was attributable to banner revenue generated during an early proof-of-concept version of our Web site, which was introduced during fiscal 1997 and continued into the first quarter of 1998. GoTo.com officially launched its site on June 1, 1998. Revenues declined in the second quarter of 1998 as a result of our de-emphasis of sales of banner advertising during this period in favor of developing our search listing marketplace. Revenue increased in the third and fourth quarter of 1998 and first quarter of 1999 as a result of significant growth in our search listing revenue which increased as a result of growth in our advertiser base and an increase in the number of consumers using our service. We expect that search listing advertisement revenue will represent an increasing percentage of total revenue in future periods.

     COST OF REVENUE

     Cost of revenue consists primarily of costs associated with maintaining our Web site and fees paid to outside service providers that provide and manage our unpaid listings and banner advertisements. Costs associated with maintaining our Web site include salaries of related personnel, depreciation of Web site equipment, co-location charges for our Web site equipment and software license fees. Cost of revenue increased in each quarter presented. The increase was primarily due to the growth of database and hardware costs associated with increases in capacity requirements resulting from growth of traffic, searches and click-through activity. The increase was also due to an increase in personnel associated with maintaining the Web site. Further, increases in traffic increased our expenses associated with the outside service provider supplying our unpaid listings. We anticipate cost of revenue to continue to increase as our traffic and number of advertisers increase.

     OPERATING EXPENSES

     Marketing and Sales. Marketing and sales expenses consist primarily of our advertising and promotional expenditures such as online links from other Web sites, banner advertisements on other sites and public relations, as well as payroll and related expenses for personnel engaged in marketing, customer service and sales functions. Marketing and sales expenses increased throughout 1998. The increase was primarily related to preparation for the official launch of our Web site, which occurred in June 1998, and continued efforts to expand our presence throughout the Internet. The increase was also attributable to an increase in marketing and sales personnel from no employees on January 1, 1998 to 29 such employees on December 31, 1998. However, these costs decreased slightly, $41,000, from the fourth quarter of 1998 to the first quarter of 1999. This slight decrease was due to slightly less advertising by GoTo.com during the first quarter of 1999. We believe that continued investment in marketing, sales and distribution is critical to attaining our strategic objectives and as a result, expect these costs to continue increasing in the future.

     General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel; facilities; professional services, including consulting; travel and other general corporate expenses. General and administrative expenses increased in each of the quarters presented. These increases were primarily due to increases in headcount and related expenses associated with the hiring of personnel and professional services. We expect general and administra-tive expenses to continue to increase as we expand our staff and incur additional costs related to the growth of our business and compliance with the reporting obligations of a public company.

     Product Development. Product development expenses consist primarily of payroll and related expenses for personnel responsible for development of features and functionality for our service as well as license fees for software used in product development and depreciation for related equipment. Product development expenses decreased in the second quarter of 1998 as a result of certain consulting services incurred only in the first quarter as well as the transition of some of these consultants to employees of GoTo.com and associated decreases in compensation expense. Product development expenses increased during the third and fourth quarters of 1998. The increase was primarily due to increased staffing and associated costs relating to enhancing features and functionality of our Web site, search experience and customer service. However, costs decreased from the fourth quarter 1998 to the first quarter 1999. This decrease was primarily due to a decrease in the use of outside services partially offset by an increase in personnel. We believe that continued investment in product development is critical to attaining our strategic objectives and as a result, expect product development expenses to continue increasing in the future.

     Amortization of Deferred Compensation. In connection with this offering of shares of our common stock, certain stock options granted during the year ended December 31, 1998, the quarter ended March 31, 1999 and on April 6, 1999 have been considered to be compensatory for financial accounting purposes. Total compensation associated with these stock options amounted to $7.6 million. This amount represents the difference between the exercise price of the stock options and the deemed fair value of our common stock at the time of the grants or issuances. Compensation associated with these stock options is amortized and expensed over the applicable vesting periods. Approximately $1.2 million was charged to operations for the twelve months ended December 31, 1998, approximately $1.3 million was amortized and charged to operations for the quarter ended March 31, 1999 and the remaining $5.1 million will be amortized and charged over the vesting periods of the applicable options through the fiscal year ending December 31, 2003 using a graded methodology. The stock option compensation relates only to stock options awarded to employees, while salaries and related benefits are included in the applicable cost of revenue or operating expense line item. Issuances of common stock and warrants to non-employees as compensation are included in the applicable cost of revenue or operating expense line item.

     INTEREST INCOME, NET

     Interest income, net, consists primarily of earnings on our cash and cash equivalents, net of interest expense attributable to equipment leases and any taxes. Net interest income increased during the second and third quarters of 1998 and decreased during the fourth quarter of 1998. However, net interest income increased from the fourth quarter 1998 to the first quarter 1999. These changes were primarily due to fluctuations in average cash and cash equivalent balances as we received funds from our financing activities. We expect interest income, net, to increase following this offering as a result of increased cash balances resulting from this offering.

     INCOME TAXES

     As of December 31, 1998 we had $12.4 million of net operating loss carryforwards for federal income tax purposes, which begin to expire in 2012. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. Certain changes in the ownership of our common stock, as defined in the Internal Revenue Code of 1986 may limit the utilization of these carryforwards.

THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1999

     Our revenue increased to approximately $1.5 million for the quarter ended March 31, 1999 compared to approximately $38,000 for the quarter ended March 31, 1998 as a result of continued growth in our advertiser base and the number of consumers using our product. Cost of revenue increased to approximately $1.0 million for the quarter ended March 31, 1999 compared to approximately $10,000 for the quarter ended March 31, 1998 primarily due to increased database and hardware capacity requirements and an increase in the number of personnel required to support our Web site. Marketing and sales expenses increased to approximately $4.6 million for the quarter ended March 31, 1999 compared to approximately $174,000 for the quarter ended March 31, 1998, primarily due to an increased distribution of our search service and additional personnel for marketing and sales functions. General and administrative expenses increased to approximately $1.6 million for the quarter ended March 31, 1999 compared to approximately $179,000 for the quarter ended March 31, 1998, as a result of increased headcount and related expenses associated with the hiring of additional personnel and increased professional services, which were primarily due to costs associated with this offering. Product development expenses increased to approximately $520,000 for the quarter ended March 31, 1999 compared to approximately $168,000 for the quarter ended March 31, 1998 as a result of increased staffing and associated costs relating to enhancing features and functionality to our Web site and search service. Net interest income increased to approximately $132,000 for the quarter ended March 31, 1999 compared to approximately $1,000 for the quarter ended March 31, 1998 as a result of an increase in earnings on cash and cash equivalent balances.

TWELVE MONTHS ENDED DECEMBER 31, 1998 AND INCEPTION TO DECEMBER 31, 1997

                                                INCEPTION TO      TWELVE MONTHS ENDED
                                              DECEMBER 31, 1997    DECEMBER 31, 1998
                                                           (IN THOUSANDS)
Revenue.....................................       $   22               $    822
Cost of revenue.............................            6                  1,429
                                                   ------               --------
Gross profit (loss).........................           16                   (607)
Operating expenses:
  Marketing and sales.......................           65                  9,645
  General and administrative(a).............           24                  1,655
  Product development(a)....................           46                  1,232
  Amortization of deferred compensation.....           --                  1,199
                                                   ------               --------
Total operating expenses....................          135                 13,731
                                                   ------               --------
Loss from operations........................         (119)               (14,338)
  Interest income, net......................           --                    316
                                                   ------               --------
Loss before provision for income taxes......         (119)               (14,022)
Provision for income taxes..................            1                      1
                                                   ------               --------
Net loss....................................       $ (120)              $(14,023)
                                                   ======               ========

-------------------------
(a) Included in general and administrative and product development expenses are non-cash charges totalling $370,000 related to common stock and warrants as compensation to non-employees during the twelve months ended December 31, 1998.

     Our fiscal year runs from January 1 through December 31. We were founded in September of 1997. We completed proof-of-concept testing and formally commenced operations on June 1, 1998. As a result of these factors, comparisons between the fiscal years ended December 31, 1997 and 1998 have limited meaning.

     Our revenue increased to approximately $822,000 for the twelve months ended December 31, 1998 compared to approximately $22,000 for the period from inception to December 31, 1997 as a result of our commencement of operations as well as growth in our advertiser base and an increase in the number of consumers using our product. Cost of revenue increased to approximately $1.4 million for the twelve months ended December 31, 1998 from approximately $6,000 for the period from inception to December 31, 1997 primarily due to increased database and hardware capacity requirements as well as an increase in the number of personnel required to support our Web site. Marketing and sales expenses increased to approximately $9.6 million for the twelve months ended December 31, 1998 from approximately $65,000 for the period from inception to December 31, 1997, primarily as a result of increased distribution of our search service and additional personnel for marketing and sales functions. General and administrative expenses increased to approximately $1.7 million for the twelve months ended December 31, 1998 from approximately $24,000 for the period from inception to December 31, 1997 primarily due to increased headcount and related expenses associated with the hiring of additional personnel and increased professional services. Product development expenses increased to approximately $1.2 million for the twelve months ended December 31, 1998 from approximately $46,000 for the period from inception to December 31, 1997 primarily due to increased staffing and associated costs relating to enhancing features and functionality to our Web site, search experience and customer service. Net interest income increased to approximately $316,000 for the twelve months ended December 31, 1998 from no interest income for the period from inception to December 31, 1997 primarily due to earnings on cash and cash equivalent balances.

LIQUIDITY AND CAPITAL RESOURCES

     GoTo.com has historically satisfied its cash requirements primarily through private placements of equity securities. GoTo.com also increases liquidity by leasing rather than buying some equipment. Through May 15, 1999, GoTo.com has raised approximately $53.9 million through equity financings.

     Net cash used in operating activities totaled approximately $46,000 for the period from inception through December 31, 1997 and $11.2 million for the year ended December 31, 1998. The increase in the year ended December 31, 1998 was primarily attributable to cash used in marketing and sales efforts as well as product development, partially offset by increases in revenue. Net cash used in operating activities totaled $252,000 for the quarter ended March 31, 1998 and $5.1 million for the quarter ended March 31, 1999. The increase in the quarter ended March 31, 1999 was primarily attributable to cash used in marketing and sales efforts as well as product development, partially offset by increases in revenue.

     Net cash used in investing activities totaled approximately $110,000 for the period from inception through December 31, 1997 and $1.6 million for the year ended December 31, 1998. This increase resulted primarily from capital expenditures for property and equipment. Net cash used in investing activities totaled approximately $94,000 for the quarter ended March 31, 1998 and $1.1 million for the quarter ended March 31, 1999. This increase resulted from capital expenditures for properties and equipment.

     Net cash provided by financing activities totaled approximately $243,000 for the period from inception through December 31, 1997 and $29.0 million for the year ended December 31, 1998. The increase resulted primarily from the net proceeds from issuances of convertible preferred stock. Net cash provided by financing activities totaled approximately $2.7 million for the quarter ended March 31, 1998 and $1.0 million for the quarter ended March 31, 1999. The decrease was primarily due to the lack of equity financing activities during the quarter ended March 31, 1999.

     On April 14, 1999, the Company issued 3,628,447 shares of preferred stock for $6.89 per share and received gross proceeds of approximately $25 million.

     GoTo.com's principal sources of liquidity consisted of $16.4 million of cash and cash equivalents, as of December 31, 1998, and $11.2 million of cash and cash equivalents as of March 31, 1999. Although GoTo.com has no material long-term commitments for capital expenditures, it anticipates an increase in its capital expenditures consistent with anticipated growth of operations, infrastructure and personnel.

     GoTo.com believes that the net proceeds from this offering, combined with its current cash and short-term investments, will be sufficient to meet its anticipated liquidity needs for working capital and capital expenditures for at least 12 months from the date of this offering. After this period, GoTo.com may seek additional capital through the issuance of debt or equity depending upon results of operations, market conditions or unforeseen opportunities. GoTo.com's future liquidity and capital requirements will depend upon numerous factors. The pace of expansion of GoTo.com's operations will affect GoTo.com's capital requirements. GoTo.com may also have increased capital requirements in order to respond to competitive pressures. In addition, GoTo.com may need additional capital to fund acquisitions of complementary products, technologies or businesses. GoTo.com's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described above. If GoTo.com requires additional capital resources, GoTo.com may seek to sell additional equity or debt securities or obtain a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to GoTo.com's stockholders. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to GoTo.com, if at all.

YEAR 2000 COMPLIANCE

     We cannot assure you that we will not experience unanticipated negative consequences from year 2000 problems, including material costs caused by undetected errors or defects in the technology used in our internal systems. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish the year 2000 and 21st century dates from other 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to solve this problem.

     Our online services and their associated and supporting tools, Web sites and infrastructure were designed and developed to be year 2000 compliant. Our internal systems, including those used to deliver our services, utilize third-party hardware and software. We have begun the process of contacting the vendors of these infrastructure products in order to gauge their year 2000 compliance. Based on vendors' representations received thus far, we believe that the third-party hardware and software we use is year 2000 compliant, although we have not heard from all of these vendors.

     To date, we have spent less than an estimated $10,000 to address year 2000 issues. We presently estimate that the total remaining cost of addressing year 2000 issues will not be material. These estimates were derived utilizing a number of assumptions, including the assumption that we have already identified any significant year 2000 issues. However, these assumptions may not be accurate, and actual results could differ materially from those anticipated. In view of our year 2000 review and remediation efforts to date, the recent development of our services, the recent installation of our information technology equipment and systems, we do not consider contingency planning to be necessary at this time. We believe that the most likely worst case scenario is that the Internet fails and we are unable to offer our services.

     If we discover that certain of our services need modification, or certain of our third-party hardware and software is not year 2000 compliant, we will try to make modifications to our services and systems on a timely basis. We do not believe that the cost of these modifications will materially affect our operating results. However, we cannot assure you that we will be able to modify these products, services and systems in a timely, cost-effective and successful manner and the failure to do so could have a material adverse effect on our business and operating results.

     Year 2000 compliance issues also could cause a significant number of companies, including our current advertisers, to reevaluate their current system needs and, as a result, consider switching to other systems and means of advertising. This could result in a material adverse effect on our business, operating results and financial condition. Also, during the next six months there is likely to be an increased advertiser focus on addressing year 2000 compliance issues, creating the risk that advertisers may reallocate expenditures to fix year 2000 problems of existing systems. Although we have not experienced these effects to date, if advertisers defer Internet advertising and commerce and related services because of such a reallocation, it would adversely affect our business and operating results.

                                    BUSINESS

OVERVIEW


     GoTo.com has created and operates an online marketplace that introduces consumers who search the Internet using keyword terms to advertisers who have bid in an ongoing auction for priority placement in the search results for those keywords. Each advertiser pays GoTo.com the amount of its bid whenever a consumer clicks on the advertiser's listings in the search results. Advertisers must pay for each click-through, so they bid only on keywords relevant to their offerings. Further, GoTo.com search result pages are not filled with multiple banner advertisements, which allows these pages to load quickly, and a search on the GoTo.com service leads directly to a list of 40 results per page. Consequently, we believe GoTo.com offers consumers quick, easy and relevant search results. In addition, the GoTo.com marketplace enables each advertiser to choose the bid amount and advertisement placement that is optimal for its business, which we believe provides advertisers with a cost-effective way to target consumers. Consumers access the GoTo.com search service at our Web site and through what we call the "search syndication network," a network of Web sites that have integrated the GoTo.com search service into their sites or that direct consumer traffic to our site.


INDUSTRY OVERVIEW

     GROWTH OF CONSUMER USE AND COMMERCIALIZATION OF THE INTERNET

     The Internet is a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. The availability of powerful new tools that facilitate the development and distribution of Internet content has led to a proliferation of information, products and services offered on the Internet and dramatic growth in the number of consumers using the Internet. International Data Corporation, commonly referred to as IDC, estimates that the number of Internet users will grow from approximately 97 million worldwide in 1998 to approximately 320 million worldwide by the end of 2002. In addition, commerce conducted over the Internet has grown and is expected to continue to grow dramatically. IDC estimates that the percentage of Internet users buying goods and services on the Internet will increase from approximately 28% at the end of 1998 to approximately 40% in 2002, and that over the same period of time, the total value of goods and services purchased over the Internet will increase from approximately $32.4 billion to approximately $425.7 billion.

     GROWTH IN INTERNET ADVERTISING AND INITIAL DEPENDENCE ON A FEW LARGE
PORTALS

     The Internet has emerged as an attractive new medium for advertisers of information, products and services to reach consumers. Forrester Research estimates that the total worldwide dollar value of Internet advertising will increase from $1.5 billion in 1998 to $15.2 billion in 2003, including $10.4 billion in the United States.

     Historically, advertisers have been particularly attracted to sites providing Web directories or search engines, such as Yahoo! and Excite. These search services enable consumers to search the Internet for a listing of Web sites based on a specific topic, product or service of interest. Search services are, after e-mail, the most frequently used tool on the Internet. As a result, Web sites providing search services offer advertisers significant reach into the Internet audience. These Web sites also offer advertisers the opportunity to target consumer interests based on keyword or topical search requests.

     Many Web sites providing search capabilities have realized that increasing the number, frequency and duration of consumer visits to their sites yields greater potential advertising and electronic commerce opportunities. Accordingly, these search sites have evolved into "portals" which, in addition to providing consumers with search functionality, deliver a broader array of content and services in an effort to retain consumers at their sites.

     CONSUMERS' UNMET SEARCH NEEDS

     The traditional search services of the portals have had difficulty scaling as the volume and diversity of Internet content has grown. For example, on the portals, consumers must frequently click-through multiple branches of a hierarchical directory to locate relevant Web sites. This unwieldy process actually benefits the portals because they can earn additional advertising revenue by exposing consumers to multiple pages and prolonging the search process.

     In addition, traditional search engines rely upon an unregulated process for assigning results to keywords that often generates irrelevant search listings. Search engines that use automated search technology to catalog search results generally rely on invisible Web site descriptions or "meta tags" that are authored by Web site operators. Operators may freely tag their sites as they choose. Consequently, some operators tag their sites with popular search terms which are not relevant because by doing so they may attract additional consumer attention at little or no marginal cost. In addition, many Web sites have similar tags, and automated search technology is not equipped to prioritize results in accordance with consumers' preferences.

     The portals' objective to retain the consumer and thereby realize additional advertising revenue is in direct conflict with the consumer's desire to quickly and easily find relevant information, products and services. As a result of this conflict and the difficulties traditional search engines are encountering as the number of Web sites on the Internet continues to grow, consumer searches now frequently generate hundreds and often even thousands of results, many of which may have little relevance to the consumer's interest.

     LIMITATIONS OF TRADITIONAL INTERNET ADVERTISING

     As a result of portals' cost of revenue and operating expenses, portals have focused on sales of advertisements to relatively large accounts, often on an exclusive basis. Consequently, GoTo.com believes Internet advertising to date has generally been limited to a relatively small number of large advertisers capable of paying significant advertising fees.

     Moreover, traditional online advertising fails to exploit many of the unique attributes of the Internet. Internet advertising can offer a level of targetability, interactivity and measurability not generally available in other media. With the proper tools, Internet advertisers have the ability to target their messages to specific groups of consumers and receive prompt feedback as to the effectiveness of their advertising campaigns. Accordingly, the Internet can give advertisers the opportunity to develop one-to-one relationships with consumers worldwide without a local market presence. However, to date, Internet advertising has primarily taken the form of banner or sponsorship advertisements which, like traditional media advertising, are typically priced with advertisers paying for exposures to potential consumers. This approach, which is called impression-based advertising, inefficiently exploits the Internet's direct marketing potential, resulting in low consumer click-through rates averaging approximately 1%. Advertisers therefore are paying for exposure to many viewers who are not interested in the product or service advertised. As a result of these factors, advertisers are increasingly concluding that portals do not represent an effective Internet advertising solution. Jupiter Communications estimates that less than 5% of companies are highly likely to renew their current advertising agreements with portal sites.

     OUTSOURCED INTERNET SERVICES

     To date, online advertising spending has been highly concentrated on portal sites. Like the portals, other Web sites seek to attract and retain consumer attention and maximize the revenue opportunity represented by that attention. Web sites other than large portals currently represent approximately 85% of all page views on the Web according to Forrester Research. However, as a result of the concentration of Internet advertising on the portals, other Web sites are disadvantaged in their efforts to monetize consumer attention. In an effort to more effectively capitalize on their consumer audiences and provide more valuable advertising vehicles, many Web sites are now outsourcing popular consumer services and content offerings. In traditional media such as television, radio and print, syndicated content has been widely used by local media in order to augment their core programming and, in so doing, extend their audience reach and retention. On the Internet, providers have emerged offering Web sites syndicated services such as search, e-mail and mapping as well as content such as stock quotes and news wires. Web sites use these offerings to enhance consumer usage, loyalty and retention.

     THE NEED FOR AN ONLINE CONSUMER AND ADVERTISER MARKETPLACE

     Conventional search increasingly generates multiple pages of irrelevant results. At the same time, the diffusion of consumer attention across the Internet, the concentration of online advertising on large Web sites, the pricing of Internet advertisements on an impression basis with significant minimum expenditure requirements, and the frequent use of exclusive arrangements, have made it increasingly difficult for advertisers to cost-effectively acquire qualified consumer leads on the Internet. This is particularly true for advertisers seeking to reach targeted markets, despite the unique abilities of the Internet to facilitate direct marketing. As a result, consumers' needs and advertisers' desires to meet those needs often go unmatched. GoTo.com believes there is a significant need for a sophisticated, distributed online marketplace to serve both of these constituencies by providing a targeted, cost-effective Internet advertising solution.

THE GOTO.COM SOLUTION


     We believe the GoTo.com marketplace offers consumers quick, easy and relevant search results while providing advertisers with a cost-effective way to target consumers. Key elements of GoTo.com's solution include the following:



     SEARCH MADE SIMPLE. GoTo.com is dedicated to assisting consumers in easily finding what they are looking for on the Internet. GoTo.com does not fill its home page with banner advertisements, which facilitates faster downloading than portal search engines. Instead, the GoTo.com home page prominently features the GoTo.com search box, without distractions, which we believe enables consumers to easily execute their searches. By generating a list of 40 results per page, GoTo.com frequently allows consumers to locate a relevant destination site on the first page of results. By foregoing exclusive advertising relationships and extraneous content, GoTo.com removes the otherwise inherent conflict in assisting consumers to locate relevant information and to pass quickly through GoTo.com to the desired information source.


     Since advertisers must pay for each click-through to their Web site, advertisers select and bid on those search keywords that are most relevant to their offerings. We believe this improves a consumer's ability to quickly and easily find relevant search listings for information, products and services on the GoTo.com service. GoTo.com believes that its pay-for-performance advertising model aligns advertiser and consumer interests. Consequently, we believe GoTo.com can provide more relevant and higher quality search results by assigning a cost to advertiser placement decisions. In an independent online consumer survey recently conducted by NPD Online Research and funded by a number of providers of search services including GoTo.com, GoTo.com ranked ahead of Yahoo!, Excite, Lycos and Infoseek in the category "frequency of finding information sought every time."



     TARGETED PAY-FOR-PERFORMANCE ADVERTISING. Any advertiser in the GoTo.com marketplace is able to specifically target those consumers who are interested in the information, products or services offered by the advertiser. We believe GoTo.com enables highly efficient and cost-effective advertising expenditures. Advertisers pay only for consumers who elect to visit the advertiser's Web site after searching targeted keywords on which the advertiser has bid. As a result, advertisers pay only for self-qualified leads rather than exposures to potential consumers, as with impression-based advertising.


     Advertisers maintain control on a real-time basis over the amounts of their bids for keywords they have selected and the aggregate amount spent on advertising with GoTo.com. As a result, advertisers are able to precisely control their costs of customer acquisition using the GoTo.com service. In addition, GoTo.com does not enter into exclusive advertising arrangements, thereby enabling access to the marketplace by all potential advertisers.

     SEARCH SYNDICATION NETWORK. GoTo.com offers its search service at no charge to Web sites participating in what we call the "search syndication network," a network of Web sites that have included the GoTo.com search service on their sites or that direct consumer traffic to the GoTo.com Web site. Web sites participating in our search syndication network, who we call "network affiliates," can provide Internet search capabilities with a search box on their sites which generate GoTo.com search results while maintaining the look, feel and navigation features specific to the network affiliates' sites. This enables network affiliates to enhance their users' experience with search functionality and to generate additional revenue from the consumer audiences visiting their sites through the sale of advertising on search pages. Because GoTo.com focuses on deriving its revenue primarily from search results rather than banner advertising, GoTo.com can provide these benefits without charging licensing or set-up fees and without competition for consumer attention for non-search content. Also, GoTo.com offers an outsourced solution for selling banner advertising for searches conducted on network affiliates' sites, and allows the network affiliates to keep resulting banner advertising revenue. GoTo.com's agreements with its network affiliates are generally terminable at any time by either party. Through the search syndication network, GoTo.com is building relationships with network affiliates that are intended to increase the number of click-throughs delivered to advertisers, which would increase the value of the GoTo.com advertising proposition.

GOTO.COM STRATEGY

     GoTo.com's objective is to expand participation and increase transactions in its online marketplace. We believe that a critical mass of advertisers, consumers and network affiliates supports a self-reinforcing cycle that stimulates growth in the number of marketplace participants which, in turn, can increase the efficiency of the GoTo.com service. We further believe that this efficiency will increase the competition for prominent search result placement and may, thereby, increase the amounts advertisers are willing to bid for participation in the GoTo.com marketplace. We believe that advertisers are attracted to GoTo.com as a result of the large number of opportunities to create interested consumers, and that consumers are attracted to GoTo.com by the breadth of relevant advertiser links displayed on the GoTo.com service. A large and active base of paying advertisers increases GoTo.com's ability to generate comprehensive, relevant search results and to monetize consumer search requests. The resulting revenue opportunity provides the incentive for GoTo.com's network affiliates to direct traffic to our syndicated search offering. Key elements of GoTo.com's strategy are:

     INCREASE ADVERTISERS THROUGH AUTOMATED SIGN UP. The GoTo.com marketplace currently supports over 7,500 advertisers. GoTo.com intends to substantially increase the number of paying advertisers using the GoTo.com marketplace primarily through the use of its online automated sign up form. To build further advertiser participation, GoTo.com will also leverage its reputation for pay-for-performance, direct response marketing among advertisers and their intermediaries, such as advertising consultants and media buyers. GoTo.com intends to reach these constituencies through multiple marketing channels, including targeted online marketing, mailings, sponsorship of Web sites where advertisers congregate, participation at trade shows and appearances in advertising industry periodicals. We believe that the GoTo.com marketplace is scalable and can support a broader and deeper array of advertisers than traditional online advertising solutions. Accordingly, GoTo.com intends to capture a significant share of the advertising from the growing number of new online businesses.

     EXPAND CONSUMER BASE WITH SEARCH SYNDICATION NETWORK. The GoTo.com marketplace currently supports over 10 million paid consumer click-throughs per month. GoTo.com intends to substantially increase the number of consumers participating in the GoTo.com marketplace. By providing the GoTo.com search engine as a syndicated service to destination Web sites, GoTo.com plans to leverage and grow the search syndication network to greatly expand its consumer reach. Further, GoTo.com intends to increase traffic at the GoTo.com home page through a variety of consumer marketing and acquisition initiatives, including search box banner advertisements as well as through paid placements within browser environments and payments to destination Web sites that direct traffic to the GoTo.com home page.

     UTILIZE TECHNOLOGY TO FURTHER EXPAND OPERATIONS INFRASTRUCTURE. The services GoTo.com currently provides to advertisers include automated account creation and keyword bidding, as well as a proprietary account maintenance product that allows advertisers to log-in to a secure Web site where they can perform basic account management functions such as adding funds to their accounts, viewing performance reports and changing their bids. GoTo.com intends to utilize its technology to grow an efficient and scalable operations infrastructure enabling millions of billing events for hundreds of thousands of advertisers at a high quality service level and at a relatively low internal cost. In addition, GoTo.com plans to continue to enhance the services it provides to advertisers. GoTo.com also intends to increasingly automate the sale of advertising, enabling advertisers to have greater control over, and satisfaction with, advertising on the GoTo.com marketplace. GoTo.com reduces its cost of revenue and customer service costs because a majority of advertisers open and maintain their accounts with GoTo.com through an automated interface.

     DERIVE STRATEGIC ADVANTAGE FROM EFFICIENT COST STRUCTURE. GoTo.com believes that its business model provides a number of competitive advantages. The advertisers participating in the GoTo.com marketplace provide their own Web site descriptions and, through competitive bidding, with bid amounts visible to all participants, rank and set the prices paid for search results. This reduces the costs GoTo.com must pay to perform these tasks. In addition, our business model does not require us to carry any physical inventory or build or manage creative materials. GoTo.com is therefore able to direct the capital that would otherwise be used for these purposes towards growing our business, enhancing our services, building brand awareness and pursuing other strategic opportunities.

THE GOTO.COM SERVICE

     SEARCH TOOL

     Consumers use the GoTo.com service to locate desired providers of information, products and services. The home page of GoTo.com's stand-alone Web site features a prominent search box and no banner advertising, enabling the page to load quickly. In addition, consumers can access the GoTo.com service from any of the approximately 40,000 Web sites currently participating in the search syndication network. After entering a targeted keyword search, consumers are presented with a list of 40 search results per page. This relatively large number of results per page frequently enables one-click searches. Consumers then access the desired Web site by clicking on the hypertext links included in the search results. To further assist consumers in locating desired Web sites, GoTo.com search results pages include suggested related searches.

     AUCTION FOR PRIORITY PLACEMENT OF SEARCH RESULTS

     GoTo.com search results are prioritized for consumers based on advertiser bids for placement within the listing. Paying advertisers are listed in descending bid order, with the highest bidder appearing at the top of the search results. Bids are expressed as the amount advertisers pay GoTo.com for each consumer click-through. As evidenced by the superior consumer click-through rates associated with the top search result listings, consumers are attracted to advertisers listed highest in the search results. Based on GoTo.com search data, a disproportionate number of GoTo.com consumers click on the first, second or third Web sites listed. Following paid priority results, GoTo.com offers a listing of Web sites generated by traditional search technology provided through a partnership with Inktomi Corporation.

     Advertiser bid amounts are displayed under each search result. By disclosing bids to both consumers and other advertisers, GoTo.com promotes an open and efficient marketplace. Using the open bidding information, advertisers are able to determine the bids necessary to achieve their desired ranking, which enables competition among advertisers and promotes greater relevancy for consumers.

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

     ADVERTISING ON GOTO.COM

     GoTo.com offers a self-service, automated online form where advertisers can sign up and bid for search listings. Potential advertisers find the GoTo.com Web site directly or through custom offer pages on other sites. On the welcome page of the sign up form, potential advertisers are able to link to a frequently asked questions page that contains information about GoTo.com's editorial policies, instructions for opening a new account and account maintenance information.

     As part of the sign up process, advertisers enter basic contact information and select a unique user ID and password for accessing and maintaining account information online using GoTo.com's proprietary account maintenance product. Each advertiser also enters keywords on which it wishes to bid, the bid amounts and information about the advertiser's Web site including a title customized for the applicable keyword, a description of its Web site offerings and information necessary for hypertext linking. Advertisers are only required to provide a textual description of their offerings, as opposed to labor-intensive graphics and other multimedia content, which significantly enlarges the number of potential participants.

     During the sign up process, advertisers also enter payment information. Advertisers must currently commit to a minimum initial payment of $25.00. An advertiser may choose to pay by check or credit card. After entering payment information, advertisers are presented with the terms and conditions of advertising on the GoTo.com service, which must be accepted before an order is processed. After the advertiser accepts these terms, a confirmation screen appears with a tracking number for the advertiser's convenience. If an advertiser contacts GoTo.com's customer service, the tracking number enables us to quickly find the advertiser's enrollment application. Once the sign up process has been completed, the advertiser receives a confirmation by e-mail that the sign up form was received by GoTo.com.

     By automating the sale and maintenance of advertising accounts, GoTo.com enables advertisers to have greater control over, and satisfaction with, the advertising process, while simultaneously reducing GoTo.com's cost of revenue. GoTo.com also employs an experienced sales and support team to attract large accounts, to review advertising for relevancy and to assist advertisers in cases where more personal attention is required.

     GoTo.com offers advertisers a variety of payment plans to ensure that advertisers maintain sufficient funds in their GoTo.com account and remain active on the service. Advertisers on the GoTo.com service may pay for advertising in advance, or for qualified accounts, may elect to be invoiced. GoTo.com notifies advertisers using its service by e-mail when account balances are running low. Advertisers may authorize GoTo.com to either charge them on a monthly basis to refresh their account or charge them an additional fixed amount each time their account approaches a zero balance.

     To promote fairness and efficiency, GoTo.com has adopted marketplace rules and policies. For example, advertisers are not permitted to bid on search results unrelated to their Web site offerings, use false or misleading advertising, or engage in defamation, harassment or other illegal activity. Each advertiser's compliance with these rules and policies is enforced in part by other advertisers participating in the service. The GoTo.com service also uses proprietary fraud protection systems designed to ensure that advertisers pay only for genuine click-throughs by consumers.

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

MARKETING AND SALES

     GoTo.com attracts consumer attention to its service through direct marketing efforts, as well as through the search syndication network. GoTo.com attracts consumers with banner advertisements incorporating the GoTo.com search box on several major Web sites. In addition to online marketing with high-traffic Web sites, GoTo.com has established relationships with browsers that offer GoTo.com search functionality as a default search service in rotation with other providers of search functionality.

     GoTo.com has also established a search syndication network consisting of approximately 40,000 destination Web sites operated by third parties across the Internet. Web sites in the search syndication network may participate in two ways.

     First, network affiliate sites can place a GoTo.com search box on their site and earn a payment for each consumer they deliver to the GoTo.com home page. Web sites interested in receiving payment for directing traffic to GoTo.com's Web site fill out an application form at our site. Once the application form is accepted, the Web site receives a confirmation e-mail from us, which directs the network affiliate to a Web site where it can obtain a search box to place on its site. At this Web site, the network affiliate can also obtain traffic information and revenue reports. GoTo.com offers network affiliates several different search box options. Once a network affiliate selects a search box, it receives a tracking ID that enables GoTo.com, with assistance from a third party provider, to track traffic from the network affiliate to GoTo.com. Payments by GoTo.com to network affiliates participating in this program are made once per quarter.

     Second, GoTo.com generates traffic on its service by syndicating the GoTo.com search service to other sites. Through this part of the search syndication network, a consumer queries the GoTo.com search engine at a Web site operated by a network affiliate and receives search results without leaving the affiliate's site.

     Network affiliates electing to host GoTo.com search functionality on their sites can take advantage of any or all of the following benefits:

     - acquire turnkey search service without the need to develop and manage it in-house;

     - generate revenues without the costs and challenges associated with building and maintaining their own advertising sales force;

     - enable rapid implementation of search functionality with no out-of-pocket investment; and

     - build and maintain brand loyalty by delivering content with the look, feel and navigation features specific to each network affiliate, creating the impression to consumers that they have not left the network affiliate's site.

     To build further advertiser participation, GoTo.com will leverage its reputation for pay-for-performance, direct response marketing among advertisers and their intermediaries, such as advertising consultants and media buyers. GoTo.com intends to reach these constituencies through multiple marketing channels, including targeted online marketing, mailings, sponsorship of Web sites where advertisers congregate, participation at trade shows and appearances in advertising industry periodicals.

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

TECHNOLOGY

     The GoTo.com technical operating environment is designed to provide the best search experience on the Internet to our consumers, advertisers and network affiliates. GoTo.com intends to continue investing in its technology infrastructure to maintain and enhance its competitive advantage.

     GoTo.com makes its services available to advertisers and consumers through a combination of its own proprietary technology and commercially available technology from industry leading providers such as Sun Microsystems, Cisco and Oracle. GoTo.com also relies upon Frontier Global Center, a third party located in Sunnyvale, California, to provide Web hosting services, including hardware support and service and network coordination. GoTo.com also maintains its data warehouse at this third party's facilities. Any disruption in the Internet access or other services provided by this third party could have a material adverse effect on our business. Accordingly, our research and development efforts include the development and implementation of business continuity and disaster recovery systems, improvement of data retention, backup and recovery processes and systems and standardization of technology platforms.

COMPETITION

     The market for Internet products, services and advertising is new, rapidly evolving and intensely competitive. GoTo.com currently or potentially competes with many other providers of Web directories, search and information services as well as traditional media for consumer attention and advertising expenditures. We expect competition to intensify in the future. Barriers to entry may not be significant, and current and new competitors may be able to launch new Web sites at a relatively low cost. Accordingly, we believe that our success will depend heavily upon achieving significant market acceptance before our competitors and potential competitors introduce competing services.

     GoTo.com competes with online services, other Web sites and advertising networks such as DoubleClick, Inc., 24/7 Media, Inc. and Net Gravity Inc., as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, GoTo.com may face increased pricing pressure for the sale of advertisements and direct marketing opportunities, which could adversely affect our business and operating results.

     GoTo.com also competes with providers of Web directories, search and information services, all of whom offer advertising, including, among others, America Online, Inc. (AOL.com, NetFind and Netscape Netcenter), AskJeeves, Inc. CNET, Inc. (Snap), Excite, Inc. (including WebCrawler and Magellan), Inktomi Corporation, LookSmart, Ltd., Lycos, Inc. (including HotBot), Microsoft Corporation (LinkExchange, Inc. and msn.com), The Walt Disney Company/Infoseek Corporation (including the Go Network) and Yahoo! Inc. In addition, we expect that other companies will offer directly competing services in the future. For example, AltaVista, a division of Compaq Computer Corporation has announced it will offer such a service.

     Many of these competitors, as well as potential entrants into our market, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially greater resources to promotion and Web site and systems development than we can. In addition, as the use of the Internet and other online services increases, larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures with providers of Web directories,

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

search and information services or advertising solutions, and existing providers of Web directories, search and information services or advertising solutions may continue to consolidate. In addition, providers of Internet browsers and other Internet products and services who are affiliated with providers of Web directories and information services in competition with the GoTo.com service may more tightly integrate these affiliated offerings into their browsers or other products or services. Any of these trends would increase the competition we face and could adversely affect our business and operating results.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     Our services operate in part by making Internet services and content available to our users. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with third parties. These claims might, for example, be made for defamation, negligence, copyright, trademark or patent infringement, personal injury, invasion of privacy or other legal theories. We receive correspondence alleging some of these types of claims from time to time. Any claims could result in costly litigation and be time consuming to defend, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

     Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

     There can be no assurance that our services do not infringe the intellectual property rights of third parties. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could adversely affect our business.

     Our success and ability to compete are substantially dependent upon our internally developed technology and data resources, which we protect through a combination of copyright, trade secret and trademark law. We have no patents issued to date on our technology.

     We are aware that certain other companies are using or may have plans to use the terms "GoTo," "Go," "Go2" and variations of these terms as part of a company name, domain name, trademark or service mark. In addition, we have received notice from companies claiming superior rights to marks such as these. We cannot assure you that additional companies will not claim such superior rights or that we will not be subject to infringement claims. A successful infringement claim by the owner of a mark including "GoTo" or a variation could require us to change our name, which would be expensive and disruptive to our business. Further, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our services, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and advertisers.

     We are engaged in litigation that will be expensive to pursue and will be distracting to our management and other employees. Any adverse developments resulting from this litigation could seriously harm our business. We believe that The Walt Disney Company and certain of its affiliates, including Infoseek Corporation, are infringing our GoTo.com logo. On February 18, 1999 we sued these companies and two affiliated companies in the United States District Court for the Central District of California alleging violation of federal trademark law and unfair competition. Our lawsuit is based on the use by these

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

companies of a "GO" design mark to provide Internet services, including a search engine in connection with their "Go Network." We are seeking to prevent these companies from using this "GO" design mark as well as other remedies. The lawsuit is at a preliminary stage, and we cannot assure you that the outcome of this litigation will be favorable to us. For example, we may not prevail and be able to stop these companies from causing confusion among consumers and advertisers through continued use of the "GO" design mark. In addition, these companies could file counterclaims or separate lawsuits or other proceedings against us, possibly seeking to prevent us from using the GoTo.com logo or other relief. An unfavorable result could affect the value of or even prevent us from using the GoTo.com logo.

     The Internet domain name we use, "GoTo.com," is an extremely important part of our business and we may not be able to protect it. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" domains. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. The Company believes that such changes in the United States may include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Third parties have acquired domain names that include "goto" or varieties thereof both in the United States and elsewhere.

EMPLOYEES

     As of March 31, 1999, GoTo.com had 83 full-time employees, 24 of whom were engaged in product development, 35 in marketing and sales, and 24 in finance, administration and operations. Sales and marketing employees include customer service representatives, salespeople, sales administration personnel, marketing and communications personnel and creative services personnel. GoTo.com's future success depends, in part, on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that GoTo.com will be able to recruit and retain sufficient numbers of qualified personnel. None of GoTo.com's employees is represented by a labor union. GoTo.com has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

     GoTo.com leases approximately 10,000 square feet of office space in a single office building located in Pasadena, California. GoTo.com believes its current facilities will not be adequate to sustain the anticipated increase in headcount for the 1999 fiscal year.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of GoTo.com as of May 15, 1999.

             NAME                AGE                      POSITION
             ----                ---                      --------
Jeffrey S. Brewer..............  30    Chief Executive Officer and Director
Ted Meisel.....................  35    President and Chief Operating Officer
Todd Tappin....................  37    Chief Financial Officer
Harry Chandler.................  45    Executive Vice President
Stephanie A. Sarka.............  36    Senior Vice President of Marketing
James B. Gallinatti Jr.........  43    Vice President of Sales and Service
Alan Colner(2).................  44    Director
Timothy Draper(1)..............  40    Director
William Elkus..................  47    Director
William Gross(2)...............  40    Director
Robert M. Kavner(1)(2).........  55    Director, Chairman of the Board
Linda Fayne Levinson(1)........  57    Director

-------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Jeffrey S. Brewer has served as Chief Executive Officer since March 1, 1998, and as a Director since June 25, 1998. From March 1998 to May 1999 he also served as President. From August 1995 to January 1998, he was a founder and served as Chief Technology Officer of Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), an online provider of city guides and live event ticketing. From June 1994 to August 1995, he served as Manager of Online Development at Knowledge Adventure, Inc., an educational software developer of multimedia CD-ROMs for children. Mr. Brewer received his B.A. in Economics from Southern Methodist University.

     Ted Meisel has served as Chief Operating Officer since December 1, 1998 and has served as President since May 1999. From April 1996 to November 1998, he served in a variety of roles at Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), an online provider of city guides and live event ticketing, most recently as Vice President of the Products and Technology Group. From November 1991 to March 1996, he worked at McKinsey & Company, a management consulting firm, most recently as an Engagement Manager. Mr. Meisel holds a B.A. in History from Dartmouth College and a J.D. from Stanford Law School.

     Todd Tappin has served as Chief Financial Officer since October 1, 1998. From March 1992 to October 1998, Mr. Tappin served as Senior Vice President of Finance for News Corp.-Twentieth Century Fox, where he oversaw all Finance, Strategic Planning and Business Development for the Home Entertainment and Interactive Divisions, and as the General Manager of Twentieth Century Fox's Home Entertainment Division in Canada. Mr. Tappin began his professional career as a certified public accountant at Deloitte, Haskins and Sells. He holds a B.S. in Business from the University of Colorado.

     Harry Chandler has served as Executive Vice President since March 29, 1999. From April 1994 to March 1999, he served as Director of New Business Development at the Los Angeles Times. From 1991 to 1994, he served as President of Dream City Films. Mr. Chandler holds a B.A. in Communications from Stanford University.

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

     Stephanie A. Sarka has served as Senior Vice President of Marketing since March 23, 1998. From March 1993 to September 1997, Ms. Sarka worked for Mark Cross, the American luxury goods brand, where she served first as Senior Manager of Product Management, then as Director of Merchandise Planning & Brand Development, then as Divisional Vice President & General Manager. Ms. Sarka holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School.

     James B. Gallinatti Jr. has served as Vice President of Sales and Service since March 30, 1998. From May 1996 to September 1997, Mr. Gallinatti served as Vice President of Sales and Marketing at Austin James, Inc., a consumer software company. From June 1986 to July 1995, he worked for Lotus Development Corporation in a variety of roles, including West Coast Regional Director of Sales from March 1990 to June 1994, and Director of Marketing for cc:Mail from June 1994 to July 1995. Mr. Gallinatti received his B.A. in Human Biology from Stanford University.

     Alan Colner has served as a Director of GoTo.com since November 11, 1998. Mr. Colner has served as Managing Director, Private Equity Investments at Moore Capital Management, Inc. since August 1996. From 1988 until 1996, he was a Managing Director of Corporate Advisors, L.P., the general partner of Corporate Partners, a private equity fund affiliated with Lazard Freres & Co. LLC. Mr. Colner serves as a director of iVillage Inc. and NextCard Inc. He also serves on the board of directors of several private companies. Mr. Colner received his B.A. from Yale University and his M.B.A. from the Stanford University Graduate School of Business.

     Timothy Draper has served as a Director of GoTo.com since June 25, 1998. Mr. Draper founded and has served as Managing Director of Draper Fisher Jurvetson, a venture capital firm, since July 1985. He serves on the board of directors of PLX Technology Inc. He also serves on the board of directors of several private companies. Mr. Draper received his B.S. in Electrical Engineering from Stanford University and his M.B.A. from Harvard Business School.

     William Elkus has served as a Director of GoTo.com since March 29, 1999. Mr. Elkus has served as Managing Director of idealab! Capital Management I, LLC, a venture capital firm, since March 1998. From January 1994 to December 1997, he was a co-founder and served as Managing Director of Klein Investment Group LP, a merchant bank. He serves on the board of directors of several private companies. Mr. Elkus received an S.B. in Mathematics from MIT, an S.M. in Management from MIT Sloan School of Management and a J.D. from Harvard Law School.

     William Gross has served as a Director of GoTo.com since its inception. He also served as President and Chief Executive Officer of GoTo.com from its inception until March 1, 1998 and served as Chairman of the Board from GoTo.com's inception until November 1998. Since March 1996, Mr. Gross was a founder and served as Chairman of the Board, Chief Executive Officer and President of Bill Gross' idealab!, an incubator and venture capital firm specializing in Internet companies. He also has served as a Managing Director of idealab! Capital Management I, LLC, a venture capital firm, since March 1998. From June 1991 to January 1997, he served as Chairman of Knowledge Adventure, Inc., an educational software developer of multimedia CD-ROMs for children, which was founded by Mr. Gross. From February 1986 to March 1991, he was a developer at Lotus Development Corporation. Mr. Gross serves on the board of directors of Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), an online provider of city guides and live event ticketing. He also serves on the board of directors of several private companies.

Mr. Gross received his B.S. in Mechanical Engineering from the California Institute of Technology.

     Robert M. Kavner has served as Chairman of the Board of Directors since November 11, 1998. Mr. Kavner has served as a General Partner of Bill Gross' idealab!, an incubator and venture capital firm specializing in Internet companies, since December 1998. From September 1995 to December 1998, he served as President and Chief Executive Officer of On Command Corporation, a supplier of in-room entertainment and information services to the lodging industry. From June 1994 to September 1995, he served as an advisor to Creative Artists Agency. From May 1984 to May 1994, he served as an Executive Vice President of AT&T, where he acted as Chief Executive Officer of Multimedia Products and Services. Mr. Kavner currently serves on the board of directors of the following public companies: Fleet Financial Group, Earthlink Networks and Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), an online provider of city guides and live event ticketing. He also serves on the board of directors of several private companies. Mr. Kavner received his B.B.A. in Business Management from Adelphi University.

     Linda Fayne Levinson has served as a Director of GoTo.com since November 25, 1998. Ms. Levinson has served as a principal of Global Retail Partners, L.P., a private equity investment fund financing early stage companies, since April 1997. From 1994 to 1997, she served as President of Fayne Levinson Associates, a management consulting firm. Ms. Levinson serves on the board of directors of Genentech, Inc., NCR Corporation, Administaff Inc. and Jacobs Engineering Group. She also serves on the board of directors of several private companies. Ms. Levinson received her A.B. in Russian Studies from Barnard College, her M.A. in Russian Literature from Harvard University, and her M.B.A from New York University.

CLASSIFIED BOARD

     GoTo.com's certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of GoTo.com's board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Jeffrey Brewer, Timothy Draper and Robert Kavner have been designated Class I directors whose term expires at the 2000 annual meeting of stockholders. William Elkus and William Gross have been designated Class II directors whose term expires at the 2001 annual meeting of stockholders. Linda Fayne Levinson and Alan Colner have been designated Class III directors whose term expires at the 2002 annual meeting of stockholders. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the directors, officers or key employees of GoTo.com.

BOARD COMMITTEES

     GoTo.com established both an audit committee and compensation committee in January 1999.

     GoTo.com's audit committee consists of Messrs. Draper and Kavner and Ms. Levinson. The audit committee reviews the internal accounting procedures of GoTo.com and consults with and reviews the services provided by GoTo.com's independent accountants.

     GoTo.com's compensation committee consists of Messrs. Colner, Gross and Kavner. The compensation committee reviews and recommends to the board of directors the compensation and benefits of GoTo.com's employees. It also sets executive salary levels and determines option grants under the Company's stock option programs.

     GoTo.com's executive compensation program has been designed to ensure that the compensation provided to executive officers is closely aligned with GoTo.com's financial performance and, ultimately, the creation of stockholder value, and to ensure that GoTo.com can attract and retain key executives critical to its long-term success.

     The compensation committee establishes the salary of each executive officer, including the Chief Executive Officer, by considering the salaries of executive officers in similar positions with comparably sized companies in GoTo.com's industry and in related industries, based upon survey data obtained from various sources, the experience and contribution levels of the individual executive officers, the Company's financial performance during the past year, and, in the case of executive officers other than the Chief Executive Officer, the recommendations of the Chief Executive Officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of GoTo.com's board of directors or compensation committee.

DIRECTOR COMPENSATION

     Directors currently do not receive any cash compensation from GoTo.com for their service as members of the board of directors.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The table below summarizes the compensation earned for services rendered to GoTo.com in all capacities for the fiscal years ended December 31, 1997 and December 31, 1998, by each person serving as GoTo.com's Chief Executive Officer in the fiscal year ended December 31, 1998. These executives are referred to as the Named Executive Officers elsewhere in this prospectus. No GoTo.com executive officer earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1998.

                                                                        LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                                                      -------------
                                              ANNUAL COMPENSATION      SECURITIES
                                             ---------------------     UNDERLYING
    NAME AND PRINCIPAL POSITION      YEAR    SALARY($)    BONUS($)    OPTIONS(#)(3)
Jeffrey S. Brewer(1)...............  1998     $70,833       --          1,586,869
  President and Chief Executive
  Officer
William Gross(2)...................  1998          --       --                 --
  President and Chief Executive      1997          --       --                 --
  Officer

-------------------------
(1) Mr. Brewer joined GoTo.com as Chief Executive Officer on March 1, 1998 and served as President from March 1998 to May 1999. He currently is compensated with an annual salary of $85,000.

(2) Mr. Gross served as President and Chief Executive Officer of GoTo.com from its inception until March 1, 1998. He received no compensation from GoTo.com for his service as President and Chief Executive Officer.

(3) These options were granted pursuant to GoTo.com's 1998 stock option plan and are options to purchase common stock of GoTo.com.

                     OPTION GRANTS DURING LAST FISCAL YEAR

     The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers in the fiscal year ended December 31, 1998, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent GoTo.com's estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of GoTo.com's common stock.

     In fiscal year 1998, GoTo.com granted options to purchase up to an aggregate of 4,888,610 shares to employees, directors and consultants. All options were granted under GoTo.com's 1998 stock option plan at exercise prices at or above the fair market value of GoTo.com's common stock on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Optionees may pay the exercise price by cash, check or delivery of already-owned shares of GoTo.com's common stock. All options are immediately exercisable upon grant; however, any unvested shares are subject to repurchase by GoTo.com at their cost in the event of the optionee's termination of employment.

                                                                                  POTENTIAL
                                        INDIVIDUAL GRANTS                     REALIZABLE VALUE
                        --------------------------------------------------       AT ASSUMED
                                      % OF TOTAL                               ANNUAL RATES OF
                        NUMBER OF      OPTIONS                                   STOCK PRICE
                        SECURITIES    GRANTED TO                              APPRECIATION FOR
                        UNDERLYING    EMPLOYEES     EXERCISE                     OPTION TERM
                         OPTIONS       IN LAST        PRICE     EXPIRATION   -------------------
         NAME            GRANTED     FISCAL YEAR    ($/SHARE)      DATE         5%        10%
Jeffrey S. Brewer.....  1,586,869        32.5%        $0.15      03/01/08    $149,696   $379,359
William Gross.........         --          --            --            --          --         --

             AGGREGATE OPTION EXERCISES DURING THE LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers information concerning exercisable and unexercisable options held as of December 31, 1998. No Named Executive Officer exercised options during the fiscal year ended December 31, 1998.

     The "Value of Unexercised In-the-Money Options at December 31, 1998" is based on a value of $0.30 per share, the fair market value of GoTo.com's common stock as of December 31, 1998, as determined by the board of directors, less the per share exercise price multiplied by the number of shares issued upon exercise of the option. All options were granted under GoTo.com's 1998 stock option plan. All options are immediately exercisable upon grant; however, any unvested shares are subject to repurchase by GoTo.com at their cost in the event of the optionee's termination of employment.

                                 NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                UNDERLYING UNEXERCISED               IN-THE-MONEY
                                      OPTIONS AT                      OPTIONS AT
                                  DECEMBER 31, 1998              DECEMBER 31, 1998($)
                             ----------------------------    ----------------------------
           NAME              EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
Jeffrey S. Brewer..........   1,586,869(1)       --           $238,030(2)        --
William Gross..............          --          --                 --           --

-------------------------
(1) Of these shares, 1,057,913, if purchased, would be subject to a right of repurchase by GoTo.com at a price of $0.15 per share as of December 31, 1998.

(2) Of this amount, $79,343 relates to shares not subject to a right of repurchase by GoTo.com, and $158,687 relates to shares subject to a right of repurchase by GoTo.com, as of December 31, 1998.

                             INCENTIVE STOCK PLANS

1999 EMPLOYEE STOCK PURCHASE PLAN

     GoTo.com's 1999 Employee Stock Purchase Plan, or the 1999 Purchase Plan, was adopted by the board of directors and stockholders of GoTo.com in April 1999. A total of 2,000,000 shares of common stock have been reserved for issuance under the 1999 Purchase Plan, plus annual increases equal to the lesser of 1,000,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the board of directors. No shares have been issued under the 1999 Purchase Plan.

     The 1999 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, contains successive six-month offering periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year, except for the first offering period, which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before February 28, 2000.

     Employees are eligible to participate if they are customarily employed by GoTo.com or any participating subsidiary for at least 20 hours per week and for more than five months in any calendar year. However, any employee who either immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of GoTo.com, or whose rights to purchase stock under all of GoTo.com's employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year, may not be granted an option to purchase stock under the 1999 Purchase Plan. The 1999 Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, exclusive of payments for overtime, profit sharing payments, shift premium payments, incentive compensation, incentive payments and bonuses. The maximum number of shares a participant may purchase during a single offering period is 25,000 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock of GoTo.com at the end of each offering period. The price of stock purchased under the 1999 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning or at the end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with GoTo.com.

     Rights granted under the 1999 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 Purchase Plan. The 1999 Purchase Plan provides that, in the event of a merger of GoTo.com with or into another corporation or a sale of substantially all of GoTo.com's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 Purchase Plan will terminate in 2009. The board of directors has the authority to amend or terminate the 1999 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1999 Purchase Plan.

1998 STOCK PLAN

     GoTo.com's 1998 Stock Plan, or the 1998 Plan, provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 1998 Plan, as amended, was approved by the board of directors and stockholders of GoTo.com in April 1999. Unless terminated sooner, the 1998 Plan will terminate automatically in 2008. A total of 8,500,000 shares of common stock is reserved for issuance pursuant to the 1998 Plan, of which 2,012,039 are available for future grants as of May 15, 1999, plus annual increases equal to the lesser of:

     - 7,500,000 shares;

     - 4% of the outstanding shares on such date; or

     - a lesser amount determined by the board of directors.

     The 1998 Plan may be administered by the board of directors or a committee of the board of directors, which committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The 1998 Plan administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, exercisability and the form of consideration payable upon exercise. The board of directors has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1998 Plan.

     Options and stock purchase rights granted under the 1998 Plan are not generally transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the 1998 Plan generally must be exercised within three months of the optionee's separation of service from GoTo.com, or within twelve months after the optionee's termination by death or disability, but in no event later than the expiration of the option's ten-year term. In the case of stock purchase rights, unless the 1998 Plan administrator determines otherwise, the optionee's restricted stock purchase agreement will grant GoTo.com a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service for GoTo.com for any reason (including death or disability). The purchase price for shares repurchased pursuant to the purchaser's restricted stock purchase agreement will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness to GoTo.com. The repurchase option will lapse at a rate determined by the 1998 Plan administrator. The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1998 Plan is determined by the 1998 Plan administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of GoTo.com's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the common stock on the date of grant, and the term of any incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed ten years.

     The 1998 Plan provides that, in the event of a merger of GoTo.com with or into another corporation or a sale of substantially all of GoTo.com's assets, each outstanding option and stock purchase right will be assumed or an equivalent option or stock purchase right substituted by the successor corporation. If each outstanding option or stock purchase right is not assumed or substituted, the 1998 Plan administrator is required to notify the optionees that each such option or stock purchase right will be fully vested and exercisable, including shares as to which it would not otherwise be vested or exercisable, for a period of 15 days from the date of notice, and the option or stock purchase right will terminate upon the expiration of such period.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

     GoTo.com has not entered into employment agreements with its executive officers, and their employment may be terminated at any time at the discretion of GoTo.com's board of directors. GoTo.com has entered into Change in Control Severance Agreements with Ted Meisel, Todd Tappin, Harry Chandler, James B. Gallinatti Jr., Stephanie A. Sarka, Talmadge O'Neill, Tom Soulanille, Gregory Robleski, Dan Scholnick, Erik Hovanec, Joshua Metzger, Paul Ryan and Paul Schulz who are employees of GoTo.com. These agreements provide that, in the event of the employee's involuntary termination without cause within 12 months after a change in control of GoTo.com, the employee will be entitled to six months of severance pay, potential payments for health care continuation coverage and immediate vesting of his or her options.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     GoTo.com's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     GoTo.com's certificate of incorporation and bylaws provide that GoTo.com will indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. GoTo.com believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of indemnified parties. GoTo.com's bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     GoTo.com has entered into agreements to indemnify its directors and certain officers, in addition to indemnification provided in GoTo.com's bylaws. These agreements, among other things, provide for indemnification of GoTo.com's directors and officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or officer of GoTo.com or at the request of GoTo.com. GoTo.com believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                       TRANSACTIONS WITH RELATED PARTIES

FINANCING TRANSACTIONS AND CHANGE IN CONTROL SEVERANCE AGREEMENTS WITH MANAGEMENT AND OTHERS

     1. In connection with its financing activities, GoTo.com issued shares of its preferred stock to certain investors who beneficially own more than 5% of GoTo.com's capital stock or whose principals serve as directors of GoTo.com. These transactions and relationships are described below.

     - In March 1998, GoTo.com issued a total of 471,111 shares of Series A Preferred Stock to various investors at a purchase price of $0.45 per share. Of the total number of shares of Series A Preferred Stock issued, 222,222 shares were issued to Bill Gross' idealab!.

     - In May 1998, GoTo.com issued a total of 8,311,688 shares of Series B Preferred Stock to various investors at a purchase price of $0.77 per share. Of the total number of shares of Series B Preferred Stock issued, 2,597,403 shares were issued to entities affiliated with idealab! Capital Management I, LLC, 4,009,769 shares were issued to entities affiliated with Draper Fisher Jurvetson, and 649,351 shares were issued to entities affiliated with Moore Capital Management, Inc.

     - In July 1998, November 1998 and December 1998, GoTo.com issued a total of 10,710,348 shares of Series C Preferred Stock to various investors at a purchase price of $2.076 per share. Of the total number of shares of Series C Preferred Stock issued, 963,392 shares were issued to entities affiliated with idealab! Capital Management I, LLC, 438,218 shares were issued to entities affiliated with Draper Fisher Jurvetson, 4,850,001 shares were issued to entities affiliated with Moore Capital Management, Inc., and 1,830,443 shares were issued to entities affiliated with Global Retail Partners, L.P.

     - In April 1999, GoTo.com issued a total of 3,628,447 shares of Series D Preferred Stock to various investors at a purchase price of $6.89 per share. Of the total number of shares of Series D Preferred Stock issued, 703,993 were issued to idealab! Holdings, L.L.C., 370,110 were issued to entities affiliated with idealab! Capital Management I, LLC, 230,813 shares were issued to entities affiliated with Draper Fisher Jurvetson, 571,604 shares were issued to entities affiliated with Moore Capital Management, Inc., and 190,230 shares were issued to entities affiliated with Global Retail Partners, L.P.

     With respect to the above preferred stock issuances, shares issued to Bill Gross' idealab! currently are held by idealab! Holdings, L.L.C., which is the beneficial owner of more than 5% of GoTo.com's outstanding capital stock, and William Gross, the Managing Member of idealab! Holdings, L.L.C., serves as a director of GoTo.com. idealab! Capital Management I, LLC is the beneficial owner of more than 5% of GoTo.com's outstanding capital stock, and William Gross and William Elkus, Managing Directors of idealab! Capital Management I, LLC, serve as directors of GoTo.com. Draper Fisher Jurvetson is the beneficial owner of more than 5% of GoTo.com's outstanding capital stock, and Timothy Draper, a principal of Draper Fisher Jurvetson, serves as a director of GoTo.com. Moore Capital Management, Inc. may be deemed the beneficial owner of more than 5% of GoTo.com's outstanding capital stock, and Alan Colner, a principal of Moore Capital Management, Inc., serves as a director of GoTo.com. Global Retail Partners, L.P. and its affiliates are the beneficial owner of more than 5% of GoTo.com's outstanding capital stock, and Linda Fayne Levinson, a principal of Global Retail Partners, L.P., serves as a director of GoTo.com. Global Retail Partners, L.P. is an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, an underwriter of this offering. See "Underwriting."

     2. GoTo.com has entered into Change in Control Severance Agreements with Ted Meisel, Todd Tappin, Harry Chandler, James B. Gallinatti Jr., Stephanie A. Sarka, Talmadge O'Neill, Tom Soulanille, Gregory Robleski, Dan Scholnick, Erik Hovanec, Joshua Metzger, Paul Ryan and Paul Schulz who are employees of GoTo.com. These agreements provide that, in the event of the employee's involuntary termination without cause within 12 months after a change in control of GoTo.com, the employee will be entitled to six months of severance pay, potential payments for health care continuation coverage and immediate vesting of his or her options.

FINANCING TRANSACTIONS, SUBLEASE AND SUPPORT SERVICES AGREEMENTS WITH PROMOTERS

     Bill Gross' idealab! may be deemed a promoter of GoTo.com. Listed below are all transactions between GoTo.com and Bill Gross' idealab! from GoTo.com's inception until the present.

     1. On September 16, 1997, GoTo.com issued 8,400,000 shares of Common Stock to Bill Gross' idealab! for an aggregate offering price of $84,000.

     2. From GoTo.com's inception until March 31, 1999, Bill Gross' idealab! provided GoTo.com with management services, such as payroll and benefits administration, facilities management and accounting services. Bill Gross' idealab! also currently provides GoTo.com with Internet connection and e-mail services, as well as a small number of administrative services.

     3. On February 1, 1999, GoTo.com entered into a Sublease Agreement with Bill Gross' idealab! for approximately 10,506 square feet of office space. The lease term is from February 1, 1999 until January 31, 2003 and is cancellable with a 90 day written notice by GoTo.com. The lease provides for a rate of $2.00 per square foot per month, to increase by $0.10 each year of the lease term. The Sublease Agreement amends a short-form Lease Terms agreement between the parties dated October 7, 1998.

                             PRINCIPAL STOCKHOLDERS

     The table on the following page sets forth information regarding the beneficial ownership of GoTo.com's common stock as of May 15, 1999, by the following individuals or groups:

     - each person or entity who is known by GoTo.com to own beneficially more than 5% of GoTo.com's outstanding stock

     - each of the Named Executive Officers

     - each director of GoTo.com

     - all directors and executive officers as a group

     Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the following table is based on 38,397,921 shares of common stock outstanding as of May 15, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering.

     To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire GoTo.com's capital stock that are presently outstanding or granted in the future or reserved for future issuance under GoTo.com's stock plans, there will be further dilution to new public investors.

     The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option. GoTo.com has granted the underwriters an option to purchase up to 750,000 shares to cover over-allotments, if any.

                          PRINCIPAL STOCKHOLDERS TABLE

                                              SHARES OWNED             SHARES OWNED
                                         PRIOR TO THE OFFERING      AFTER THE OFFERING
                                         ----------------------   -----------------------
                                           NUMBER      PERCENT      NUMBER      PERCENT
5% STOCKHOLDERS:
  idealab! Holdings, L.L.C.(1).........   9,192,882      23.9%     9,192,882      21.2%
  Entities affiliated with idealab!
     Capital Management I, LLC(2)......   3,930,905      10.2      3,930,905       9.1
  Entities affiliated with Draper
     Fisher Jurvetson(3)...............   4,678,800      12.2      4,678,800      10.8
  Entities affiliated with Moore
     Capital Management, Inc.(4).......   6,070,956      15.8      6,070,956      14.0
  Global Retail Partners, L.P. and
     affiliated entities(5)............   2,020,673       5.3      2,020,673       4.7
DIRECTORS AND OFFICERS:
  Jeffrey S. Brewer(6).................   1,586,869       4.0      1,586,869       3.6
  Alan Colner(7).......................   6,070,956      15.8      6,070,956      14.0
  Timothy Draper(8)....................   4,901,688      12.8      4,901,688      11.3
  William Elkus(9).....................   3,930,905      10.2      3,930,905       9.1
  William Gross(10)....................  13,123,787      34.2     13,123,787      30.2
  Robert M. Kavner(11).................     395,871       1.0        395,871       0.9
  Linda Fayne Levinson(12).............   2,020,673       5.3      2,020,673       4.7
All directors and officers as a group
  (12 persons)(13).....................  30,201,169      75.7     30,201,169      67.3

-------------------------

 (1) The address of idealab! Holdings, L.L.C. is 130 West Union Street, Pasadena, California 91103.

 (2) Includes 2,623,134 shares held of record by idealab! Capital Partners I-A, LP, and 1,307,771 shares held of record by idealab! Capital Partners I-B, LP. idealab! Capital Management I, LLC is the general partner of idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP, and exercises voting and investment power over the shares held by those entities. The address of idealab! Capital Management I, LLC is 130 West Union Street, Pasadena, California 91103.

 (3) Includes 317,773 shares held of record by Draper Fisher Partners Fund IV, L.L.C., 139,193 shares held of record by Draper Associates LP and 4,221,834 shares held of record by Draper Fisher Associates Fund IV, L.P. The address of Draper Fisher Jurvetson is 400 Seaport Court, Suite 250, Redwood City, California 94063.

 (4) Includes 3,838,074 shares held of record by Moore Global Investments, Ltd., 1,382,948 shares held of record by Multi-Strategies Fund Ltd., 303,548 shares held of record by Multi-Strategies Fund, L.P., and 546,386 shares held of record by Remington Investment Strategies, L.P. Moore Capital Management, Inc. exercises voting and investment power with respect to portfolio assets held for the accounts of Moore Global Investments, Ltd. and Multi-Strategies Fund Ltd. Moore Capital Advisors, L.L.C. is the sole general partner of Multi-Strategies Fund, L.P. and Remington Investment Strategies, L.P. Mr. Louis M. Bacon is the majority shareholder of Moore Capital Management, Inc. and is the majority equity holder of Moore Capital Advisors, L.L.C. As a result, Mr. Bacon may be deemed to be the beneficial owner of the aggregate shares held by Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Multi-Strategies Fund, L.P. and Remington Investment Strategies, L.P. The address of Moore Capital Management, Inc. and Moore Capital Advisors, L.L.C. is 1251 Avenue of the Americas, 53rd Floor, New York, New York 10020.

 (5) Includes 1,295,547 shares held of record by Global Retail Partners, L.P., 386,047 shares held of record by DLJ Diversified Partners, L.P., 143,365 shares held of record by DLJ Diversified Partners-A, L.P., 84,221 shares held of record by GRP Partners, L.P., 89,196 shares held of record by Global Retail Partners Funding Inc. and 22,297 shares held of record by DLJ ESC II, L.P. The address of Global Retail Partners, L.P. is 2121 Avenue of the Stars, Suite 1630, Los Angeles, California 90067.

 (6) Includes 793,435 shares subject to a right of repurchase by GoTo.com as of May 15, 1999.

 (7) Represents 6,070,956 shares held of record by entities affiliated with Moore Capital Management, Inc. Mr. Colner serves as Managing Director, Private Equity Investments, at Moore Capital Management, Inc., which is the trading advisor of Moore Global Investments, Ltd. and Multi-Strategies Fund Ltd. He does not have voting or investment power with respect to the shares of securities owned by Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Multi-Strategies Fund, L.P. or Remington Investment Strategies, L.P., and disclaims beneficial ownership of such shares.

 (8) Includes 4,678,800 shares held of record by entities affiliated with Draper Fisher Jurvetson and 222,888 shares held of record by the Timothy Draper Living Trust. Mr. Draper is a Managing Director of Draper Fisher Jurvetson and a trustee of the Timothy Draper Living Trust, and exercises voting and investment power over shares held beneficially by those entities.

 (9) Represents 3,930,905 shares held of record by entities affiliated with idealab! Capital Management I, LLC. Mr. Elkus is a Managing Director of idealab! Capital Management I, LLC, and exercises voting and investment control over shares held by that entity.

(10) Represents 9,192,882 shares held of record by idealab! Holdings, L.L.C. and 3,930,905 shares held of record by entities affiliated with idealab! Capital Management I, LLC. Mr. Gross is the Managing Member of idealab! Holdings, L.L.C. and a Managing Director of idealab! Capital Management I, LLC, and exercises voting and investment power over shares held beneficially by those entities.

(11) Includes options to purchase 311,417 shares, 249,133 of which, if purchased, would be subject to a right of repurchase by GoTo.com as of May 15, 1999. Although 62,284 of Mr. Kavner's options to purchase shares were vested as of May 15, 1999, all of his 311,417 options to purchase shares will vest as of the closing of this offering.

(12) Represents 2,020,673 shares held of record by Global Retail Partners, L.P. and its affiliates. Ms. Levinson is a principal of Global Retail Partners, L.P. Ms. Levinson disclaims beneficial ownership of all shares owned by Global Retail Partners, L.P. and its affiliates, except for any proportional interest in such shares.

(13) Includes 1,549,138 shares that are subject to repurchase by GoTo.com as of May 15, 1999, and 660,224 options to purchase shares which, if exercised, would be subject to repurchase by GoTo.com as of May 15, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, GoTo.com will be authorized to issue 200,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of GoTo.com's capital stock does not purport to be complete and is subject to and qualified in its entirety by GoTo.com's certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of March 31, 1999, there were 32,919,467 shares of common stock outstanding, which were held of record by approximately 100 stockholders, as adjusted for conversion of all outstanding shares of convertible preferred stock into an aggregate of 19,493,147 shares of common stock, which will occur upon the closing of this offering.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of a liquidation, dissolution or winding up of GoTo.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

     GoTo.com has a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. GoTo.com's stockholder may not vote cumulatively in the election of directors.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of GoTo.com without further action by the stockholders.

     Upon the completion of this offering, no shares of preferred stock will be outstanding, and GoTo.com has no present plans to issue any shares of preferred stock.

WARRANTS

     At March 31, 1999, there were warrants outstanding to purchase 104,971 shares of common stock. All such warrants terminate immediately prior to an initial public offering of GoTo.com's common stock.

REGISTRATION RIGHTS

     The holders of 23,121,594 shares of common stock are entitled to certain rights with respect to registration of sales of these shares under the Securities Act of 1933. These rights are provided under the terms of agreements between GoTo.com and the holders of these shares, as described below. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair GoTo.com's ability to raise capital through sale of its equity securities.

     The holders of 471,111 of these shares have the following rights: The holders of at least 50% of these 471,111 shares may require on two separate occasions that GoTo.com register their shares for public resale, if the value of the securities to be registered is at least $500,000. Also, if after this offering, GoTo.com elects to register any of its shares of common stock for a public offering, the holders of these 471,111 shares are entitled to include their shares of common stock in the registration, although GoTo.com may reduce the number of shares proposed to be registered in view of market conditions. All such registration rights will terminate on the third anniversary following the consummation of this offering or earlier for any holder who can sell his or her shares under certain circumstances in any three month period without requiring registration.

     The holders of 8,311,688 of these shares have the following rights: The holders of at least 50% of these 8,311,688 shares may require on two separate occasions that GoTo.com register their shares for public resale if the value of the securities to be registered is at least $500,000. Also, if after this offering, GoTo.com elects to register any of its shares of common stock for a public offering, the holders of these 8,311,688 shares are entitled to include their shares of common stock in the registration, although GoTo.com may reduce the number of shares proposed to be registered in view of market conditions. All such registration rights will terminate on the third anniversary following the consummation of this offering or earlier for any holder who can sell his or her shares under certain circumstances in any three month period without requiring registration.

     The holders of 10,710,348 of these shares have the following rights:
Beginning one year from the date of this offering the holders of at least 50% of these 10,710,348 shares may require on two separate occasions that GoTo.com register their shares for public resale if the value of the securities to be registered is at least $500,000, or $2 million for certain registrations requiring greater disclosures. Also, if after this offering, GoTo.com elects to register any of its shares of common stock for a public offering, the holders of these 10,710,348 shares are entitled to include their shares of common stock in the registration, although GoTo.com may reduce the number of shares proposed to be registered in view of market conditions. All such registration rights will terminate on the fifth anniversary following the consummation of this offering or earlier for any holder who can sell his or her shares under certain circumstances in any three month period without requiring registration.

     The holders of 3,628,447 of these shares have the following rights:
Beginning one year from the date of an initial public offering of common stock with anticipated proceeds of at least $30,000,000 at a per share price of at least $2.60, the holders of at least 50% of these 3,628,447 shares may require on two separate occasions that GoTo.com register their shares for public resale, if the value of the securities to be registered is at least $500,000, or $2 million for certain registrations requiring greater disclosures. Also, if after this offering, GoTo.com elects to register any of its shares of common stock for purposes of effecting any public offering, the holders of these 3,628,447 shares are entitled to include their shares of common stock in the registration, although GoTo.com may reduce the number of shares proposed to be registered in view of market conditions. All such registration rights will terminate on the fifth anniversary following the consummation of this offering or earlier for any holder who can sell his or her shares under certain circumstances in any three month period without requiring registration.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and GoTo.com's certificate of incorporation and bylaws could make the following more difficult:

     - the acquisition of GoTo.com by means of a tender offer;

     - acquisition of GoTo.com by means of a proxy contest or otherwise; or

     - the removal of GoTo.com's incumbent officers and directors.

     These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of GoTo.com to first negotiate with GoTo.com's board of directors. GoTo.com believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure GoTo.com outweigh the disadvantages of discouraging such proposals, because negotiation of such proposals could result in an improvement of their terms.

     Election and Removal of Directors. GoTo.com's board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by GoTo.com's stockholders. See "Management-Classified Board." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of GoTo.com, because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under GoTo.com's bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. GoTo.com's bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Delaware Anti-Takeover Law. GoTo.com is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination of Stockholder Action By Written Consent. GoTo.com's certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

     Absence of Cumulative Voting. GoTo.com's certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of GoTo.com. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of GoTo.com.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services L.L.C.

NASDAQ NATIONAL MARKET LISTING

     GoTo.com has applied for listing of its shares on the Nasdaq National Market under the symbol "GOTO."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the common stock of GoTo.com, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair GoTo.com's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of common stock of GoTo.com in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of GoTo.com to raise equity capital in the future.

     Upon completion of this offering, GoTo.com will have outstanding 43,397,921 shares of common stock based upon shares outstanding as of May 15, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants prior to completion of this offering. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of GoTo.com, as that term is defined in Rule 144 under the Securities Act of 1933. The remaining 38,397,921 shares of common stock held by existing stockholders are "Restricted Shares" as that term is defined in Rule
144. 38,096,165 of such Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, 301,756 of these shares will be resellable prior to 181 days after the date of this prospectus. Beginning 181 days after the date of this prospectus, approximately 38,096,165 Restricted Shares will be eligible for sale in the public market, all of which are subject to volume limitations under Rule 144, except 1,556,667 shares eligible for sale under Rule 144(k) and 4,762,325 shares eligible for sale under Rule 701. Of those Restricted Shares not eligible for sale beginning 181 days after the date of this prospectus, 1,830,443 Restricted Shares will be eligible for sale on December 14, 1999, 9,087 Restricted Shares will be eligible for sale on December 22, 1999, 3,671,888 shares will be eligible for sale on April 14, 2000, and 26,699 shares will be eligible for sale on May 5, 2000 all of which are subject to volume limitations under Rule 144. In addition, as of May 15, 1999, there were outstanding 1,725,636 options and warrants to purchase 34,831 shares of common stock, some of which will be exercised prior to this offering. All such options and warrants are subject to lock-up agreements. Donaldson, Lufkin & Jenrette may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements; however, any release shall apply pro-rata to all stockholders subject to the lock-up agreements.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned Restricted Shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding which will equal approximately 433,979 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about GoTo.com. Under Rule 144(k), a person who is not deemed to have been an affiliate of GoTo.com at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to GoTo.com who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Donaldson, Lufkin & Jenrette.

     Following the effectiveness of this offering, GoTo.com will file a Registration Statement on Form S-8 registering 10,500,000 shares of common stock subject to outstanding options or reserved for future issuance under its stock plans. As of May 15, 1999, options to purchase a total of 1,725,636 shares were outstanding and 3,737,675 shares were reserved for future issuance under GoTo.com's stock plan. Common stock issued upon exercise of outstanding vested options or issued under GoTo.com's purchase plan, other than common stock issued to affiliates of GoTo.com, is available for immediate resale in the open market.

     Also beginning six months after the date of this offering, holders of 23,121,594 Restricted Shares will be entitled to certain registration rights for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated                      , 1999, the underwriters named below, for whom
Donaldson, Lufkin & Jenrette Securities Corporation, DLJdirect Inc., Salomon Smith Barney Inc. and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase from GoTo.com for resale to the public, directly or through dealers, the respective number of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
                       UNDERWRITERS:                           SHARES
                       -------------                          ---------
Donaldson, Lufkin & Jenrette Securities Corporation.........
DLJdirect Inc...............................................
Salomon Smith Barney Inc....................................
Thomas Weisel Partners LLC..................................

          Total.............................................

     The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock in the offering are subject to approval by their counsel of legal matters concerning the offering and to conditions precedents that must be satisfied by GoTo.com. The underwriters are obligated to purchase and accept delivery of all the shares of common stock in the offering, other than those shares covered by the over-allotment option described below, if any are purchased.

     The underwriting agreement provides that the underwriters will severally
agree to purchase shares of common stock from the Company at      per share and
propose to make a public offering of those shares at the initial public offering price set forth on the cover of this prospectus. If the shares are sold at the initial public offering price, the underwriters will receive a fee, referred to
as the underwriting fee, of $     per share. We expect that the underwriting fee
will be 7% of the initial public offering price.

     In addition to offering part of the shares of common stock directly to the public at the initial public offering price, the underwriters plan to offer part of the shares to dealers, including the underwriters, at such price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, to other dealers a concession not in excess of $ per share. After the initial offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority. An electronic prospectus will be available on the Web site maintained by DLJdirect Inc., one of the underwriters and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation.

     The underwriting agreement provides that GoTo.com will grant to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 additional shares of common stock at the initial public offering price less underwriting discounts and commission. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to conditions contained in the underwriting agreement, to purchase its pro rata portion of such additional shares based on the underwriters' percentage underwriting commitment as indicated in the above table.

     The underwriting agreement also provides that GoTo.com will indemnify the underwriters against liabilities which may arise in connection with the offering, including liabilities under the Securities Act of 1933, and contribute to payments that the underwriters may be required to make.

     As required by the underwriting agreement, each of GoTo.com's officers, directors and other stockholders and option holders who hold in the aggregate shares of common stock and options (including shares held by officers and directors) have agreed not to:

     - Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, other than shares acquired in the initial public offering or on the Nasdaq National Market, or any securities convertible into or exercisable or exchangeable for common stock

     - Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash, or otherwise.

     Donaldson, Lufkin & Jenrette Securities Corporation may choose to release some of these shares from such restrictions prior to the expiration of the 180-day period lock-up period, although it has no current intention of doing so.

     In addition, during such 180-day period, GoTo.com has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and stockholders of GoTo.com have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The following table sets forth the items of compensation considered to be underwriting compensation under the rules of the National Association of Securities Dealers:

                                                                      TOTAL
                                                         -------------------------------
                                                            WITHOUT            WITH
                                           PER SHARE     OVER-ALLOTMENT   OVER-ALLOTMENT
                                         -------------   --------------   --------------
Underwriting fees paid by us...........
Expenses payable by us.................
Deemed compensation paid by us.........                    $1,789,712       $1,789,712
Total..................................

     Global Retail Partners, L.P. and its affiliates, each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, are stockholders of GoTo.com and Linda Fayne Levinson, a director of GoTo.com, is a principal of Global Retail Partners, L.P. In December of 1998, Global Retail Partners, L.P. and its affiliates acquired an aggregate of 1,830,443 shares of our Series C Preferred Stock. In April of 1999 Global Retail Partners, L.P. and its affiliates acquired an aggregate of 190,230 shares of our Series D Preferred Stock. Certain affiliates of Donaldson, Lufkin & Jenrette, Inc., the corporate parent of Donaldson,

Lufkin & Jenrette Securities Corporation, have an aggregate economic interest in approximately 154,833 shares of such Series C Preferred Stock and 16,091 shares of such Series D Preferred Stock (collectively referred to as the "Affiliated Stock"). All shares of Series C Preferred Stock and Series D Preferred Stock will automatically convert to common stock at the time of this offering. The Affiliated Stock will be subject to an agreement with the National Association of Securities Dealers that restricts the sale, transfer, pledge, assignment or hypothecation of such shares for one year from the effective date of this offering, except to officers or partners of the entities currently holding such stock. The additional compensation included in the chart above was computed based on the difference in the maximum offering price and the price paid for the Affiliated Shares as demonstrated in the table below.

                                AFFILIATED   PRICE PAID     PRICE         DEEMED
                                  SHARES     PER SHARE    DIFFERENCE   COMPENSATION
                                ----------   ----------   ----------   ------------
Series C......................   154,833       $    2.076  $    10.924  $1,691,396
Series D......................    16,091            6.89         6.11       98,316
                                 -------                                ----------
Total.........................   170,924                                $1,789,712

     Prior to the offering, there has been no established trading market for the common stock. The initial public offering price of the shares of common stock offered will be determined by negotiation among GoTo.com and the underwriters. The factors to be considered in determining the initial public offering price include:

     - Our history and the prospects for the industry in which we compete

     - Our past and present operations

     - Our historical results of operations

     - Our prospects for future earnings

     - The recent market prices of securities of generally comparable companies

     - The general condition of the securities markets at the time of the offering

     Other than in the United States, no action has been taken by GoTo.com or the underwriters that would permit a public offering of the shares of common stock offered in any jurisdiction where action for that purpose is required. The shares of common stock offered may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any shares of common stock offered in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.


     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 37 filed public offerings of equity securities, of which seventeen have been completed, and has acted as a syndicate member in an additional ten public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with GoTo.com or any of its officers, directors or controlling persons, except with respect to its rights and obligations in the underwriting agreement to be entered into in connection with this offering.



     The underwriters have reserved for sale, at the initial public offering price, up to 500,000 shares of the common stock to be sold in the offering for officers, employees and friends of GoTo.com, including advertisers on GoTo.com as well as individuals and entities selected by members of our board of directors. The number of shares available for sale to the general public will be reduced to the extent these individuals and entities purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares sold in this offering.


                                 LEGAL MATTERS

     The validity of the common stock in the offering will be passed upon for GoTo.com by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. As of the date of this prospectus, certain investment partnerships composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of this firm, beneficially own an aggregate of 164,894 shares of GoTo.com's common stock on an as-converted to common stock basis.

                                    EXPERTS

     The financial statements of GoTo.com, Inc. as of December 31, 1997 and 1998 and for the period from September 15, 1997 (inception) through December 31, 1997 and the year ended December 31, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     GoTo.com has filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to GoTo.com and its common stock, see the registration statement and the exhibits and schedules thereto. Any document GoTo.com files may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. GoTo.com's filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

     Upon completion of this offering, GoTo.com will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

                                 GOTO.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

Report of Independent Auditors..............................  F-2

FINANCIAL STATEMENTS

Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
GoTo.com, Inc.

     We have audited the accompanying balance sheets of GoTo.com, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from September 15, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoTo.com, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from September 15, 1997 (inception) through December 31, 1997, and for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP
Los Angeles, California
April 2, 1999

                                 GOTO.COM, INC.

                                 BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 PRO FORMA
                                                                                               STOCKHOLDERS'
                                                                                                 EQUITY AT
                                                                   AS OF          MARCH 31       MARCH 31
                                                                DECEMBER 31         1999           1999
                                                              1997      1998     -----------   -------------
                                                              ----------------
                                                                                                (UNAUDITED)
                                                                                 (UNAUDITED)    SEE NOTE 7
                                                   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  87   $ 16,357     $ 11,195
  Accounts receivable, net of allowance of $0, $86 and $97
    for 1997, 1998, and March 31, 1999, respectively........     22        356          699
  Other receivables.........................................     --         90          162
  Prepaid expenses and other................................     --         60          292
  Prepaid marketing expenses................................     --      1,741        1,820
                                                              -----   --------     --------
Total current assets........................................    109     18,604       14,168
Property and equipment:
  Furniture and fixtures....................................     --         17          203
  Computer hardware.........................................     56      1,302        2,122
  Computer software.........................................      1        292          611
                                                              -----   --------     --------
                                                                 57      1,611        2,936
  Accumulated depreciation and amortization.................     (3)      (275)        (444)
                                                              -----   --------     --------
                                                                 54      1,336        2,492
Other assets................................................     51         29           19
                                                              -----   --------     --------
Total assets................................................  $ 214   $ 19,969     $ 16,679
                                                              =====   ========     ========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  91   $  2,816     $  3,506
  Accrued expenses..........................................     --        282          616
  Deferred revenues.........................................     --        181          474
  Current portion of debt...................................     --         --          111
  Current portion of capital lease obligations..............     --        110          307
                                                              -----   --------     --------
Total current liabilities...................................     91      3,389        5,014
Long-term debt..............................................     --         --           99
Long-term capital lease obligations.........................     --        183          491
Commitments and contingencies
STOCKHOLDERS' EQUITY:
  Convertible Preferred Stock; $.0001 par value, 20,187
    shares authorized:
    Series A Preferred Stock; liquidation preference over
     Common Stockholders; none, $212 and $212 (unaudited)
     for 1997, 1998 and March 31, 1999, respectively
      Shares issued and outstanding--none, 471 and 471
       (unaudited) for 1997, 1998 and March 31, 1999,
       respectively (no shares pro forma (unaudited)).......     --        212          212      $     --
    Series B and C Preferred Stock; aggregate liquidation
     preference over Common Stockholders and Series A
     Preferred Stockholders; none, $28,634 and $28,634
     (unaudited) for 1997, 1998 and March 31, 1999,
     respectively
      Shares issued and outstanding--none, 19,022 and 19,022
       (unaudited) for 1997, 1998 and March 31, 1999,
       respectively (no shares pro forma (unaudited)).......     --     28,433       28,433            --
    Common Stock, $.0001 par value, 45,000 shares
     authorized; Shares issued and outstanding--10,017,
     10,444 and 13,426 (unaudited) for 1997, 1998 and March
     31, 1999, respectively, (36,653 shares outstanding pro
     forma (unaudited)).....................................      1          1            1             3
    Additional paid-in capital on Common Stock..............    242      3,212        7,466        61,294
    Deferred compensation...................................     --     (1,318)      (3,534)       (3,534)
    Accumulated deficit.....................................   (120)   (14,143)     (21,503)      (21,503)
                                                              -----   --------     --------      --------
Total stockholders' equity..................................    123     16,397       11,075      $ 36,260
                                                              -----   --------     --------      ========
Total liabilities and stockholders' equity..................  $ 214   $ 19,969     $ 16,679
                                                              =====   ========     ========

See accompanying notes.

                                 GOTO.COM, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   PERIOD FROM
                                  SEPTEMBER 15,
                                      1997
                                   (INCEPTION)
                                     THROUGH      YEAR ENDED     THREE MONTHS ENDED
                                   DECEMBER 31    DECEMBER 31         MARCH 31
                                      1997           1998         1998       1999
                                  -------------   -----------   --------   ---------
                                                                    (UNAUDITED)
Revenue........................     $     22       $    822     $     38   $   1,451
Cost of revenue................            6          1,429           10         957
                                    --------       --------     --------   ---------
Gross profit (loss)............           16           (607)          28         494
Operating expenses:
  Marketing and sales..........           65          9,645          174       4,614
  General and administrative...           24          1,655          179       1,555
  Product development..........           46          1,232          168         520
  Amortization of deferred
     compensation..............           --          1,199          232       1,297
                                    --------       --------     --------   ---------
                                         135         13,731          753       7,986
                                    --------       --------     --------   ---------
Loss from operations...........         (119)       (14,338)        (725)     (7,492)
Other income (expense):
  Interest expense.............           --            (19)          --         (38)
  Interest income..............           --            335            1         170
                                    --------       --------     --------   ---------
Loss before provision for
  income taxes.................         (119)       (14,022)        (724)     (7,360)
Provision for income taxes.....            1              1           --          --
                                    --------       --------     --------   ---------
Net loss.......................     $   (120)      $(14,023)    $   (724)  $  (7,360)
                                    ========       ========     ========   =========
Historical basic and dilutive
  net loss per share...........     $  (0.01)      $  (1.36)    $  (0.07)  $   (0.68)
Pro forma net loss per share...                    $  (0.75)    $  (0.07)  $   (0.24)
Weighted average shares used to
  compute historical basic and
  dilutive net loss per
  share........................        9,869         10,296       10,017      10,894
Weighted average shares used to
  compute pro forma net loss
  per share....................                      18,714       10,043      30,387

See accompanying notes.

                                 GOTO.COM, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                ADDITIONAL
                                        SERIES A          SERIES B AND C                         PAID-IN
                                       CONVERTIBLE         CONVERTIBLE            COMMON        CAPITAL ON
                                     PREFERRED STOCK     PREFERRED STOCK           STOCK          COMMON       DEFERRED
                                     SHARES   AMOUNT     SHARES     AMOUNT    SHARES   AMOUNT     STOCK      COMPENSATION
                                     ------   ------   ----------   -------   ------   ------   ----------   ------------
  Issuance of Common Stock.........    --      $ --            --   $   --    10,017     $1       $  242       $    --
  Issuance of Series A Convertible
    Preferred stock................    --        --            --       --        --     --           --            --
  Net loss.........................    --        --            --       --        --     --           --            --
                                      ---      ----    ----------   -------   ------     --       ------       -------
BALANCE AT DECEMBER 31, 1997.......                            --             10,017      1          242            --
  Issuance of Common Stock for cash
    and services...................    --        --            --       --       427     --          286            --
  Issuance of Series A Convertible
    Preferred Stock................   471       212            --       --        --     --           --            --
  Issuance of Series B Convertible
    Preferred Stock and capital
    contribution...................    --        --         8,312    6,281        --     --           77            --
  Issuance of Series C Convertible
    Preferred Stock................    --        --        10,710   22,152        --     --           --            --
  Issuance of warrants.............    --        --            --       --        --     --           90            --
  Stock option compensation........    --        --            --       --        --     --        2,517        (2,517)
  Amortization of deferred
    compensation...................    --        --            --       --        --     --           --         1,199
  Net loss.........................    --        --            --       --        --     --           --            --
                                      ---      ----    ----------   -------   ------     --       ------       -------
BALANCE AT DECEMBER 31, 1998.......   471       212        19,022   28,433    10,444      1        3,212        (1,318)
  Exercise of common stock options
    (unaudited)....................    --        --            --       --     2,982     --          561            --
  Issuance of warrants
    (unaudited)....................    --        --            --       --        --     --          180            --
  Stock option compensation
    (unaudited)....................    --        --            --       --        --     --        3,513        (3,513)
  Amortization of deferred
    compensation (unaudited).......    --        --            --       --        --     --           --         1,297
  Net loss (unaudited).............    --        --            --       --        --     --           --            --
                                      ---      ----    ----------   -------   ------     --       ------       -------
BALANCE AT MARCH 31, 1999
  (UNAUDITED)......................   471      $212        19,022   $28,433   13,426     $1       $7,466       $(3,534)
                                      ===      ====    ==========   =======   ======     ==       ======       =======


                                     ACCUMULATED
                                       DEFICIT      TOTAL
                                     -----------   --------
  Issuance of Common Stock.........   $     --     $    243
  Issuance of Series A Convertible
    Preferred stock................         --           --
  Net loss.........................       (120)        (120)
                                      --------     --------
BALANCE AT DECEMBER 31, 1997.......       (120)         123
  Issuance of Common Stock for cash
    and services...................         --          286
  Issuance of Series A Convertible
    Preferred Stock................         --          212
  Issuance of Series B Convertible
    Preferred Stock and capital
    contribution...................         --        6,358
  Issuance of Series C Convertible
    Preferred Stock................         --       22,152
  Issuance of warrants.............         --           90
  Stock option compensation........         --           --
  Amortization of deferred
    compensation...................         --        1,199
  Net loss.........................    (14,023)     (14,023)
                                      --------     --------
BALANCE AT DECEMBER 31, 1998.......    (14,143)      16,397
  Exercise of common stock options
    (unaudited)....................         --          561
  Issuance of warrants
    (unaudited)....................         --          180
  Stock option compensation
    (unaudited)....................         --           --
  Amortization of deferred
    compensation (unaudited).......         --        1,297
  Net loss (unaudited).............     (7,360)      (7,360)
                                      --------     --------
BALANCE AT MARCH 31, 1999
  (UNAUDITED)......................   $(21,503)    $ 11,075
                                      ========     ========

See accompanying notes.

                                 GOTO.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                         PERIOD FROM
                                         SEPTEMBER 15
                                             1997
                                         (INCEPTION)
                                           THROUGH      YEAR ENDED    THREE MONTHS ENDED
                                         DECEMBER 31    DECEMBER 31        MARCH 31
                                             1997          1998         1998       1999
                                         ------------   -----------   --------   --------
                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................     $(120)       $(14,023)    $   (724)  $ (7,360)
  Adjustments to reconcile net loss to
     net cash used in operating
     activities:
  Amortization of deferred stock option
     compensation......................        --           1,199          232      1,297
  Other common stock and warrants
     expense...........................        --             370          151        180
  Depreciation and amortization........         5             294           14        179
  Changes in operating assets and
     liabilities:
  Accounts receivable..................       (22)           (334)          16       (343)
  Other receivables....................        --             (90)          --        (72)
  Prepaid expenses and other...........        --             (60)          --       (232)
  Prepaid marketing expenses...........        --          (1,741)          --        (79)
  Accounts payable and accrued
     expenses..........................        91           3,007           59      1,024
  Deferred revenues....................        --             181           --        293
                                            -----        --------     --------   --------
  Net cash used in operating
     activities........................       (46)        (11,197)        (252)    (5,113)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property and
     equipment.........................       (57)         (1,554)         (94)    (1,088)
  Other assets.........................       (53)             --           --         --
                                            -----        --------     --------   --------
  Net cash used in investing
     activities........................      (110)         (1,554)         (94)    (1,088)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of Common
     Stock.............................       243               6           --        561
  Proceeds from the issuance of
     Preferred Stock...................        --          28,722          212         --
  Proceeds from lease line.............        --             330           --        587
  Repayments under lease line..........        --             (37)          --        (82)
  Repayment of debt....................        --              --           --        (27)
  Proceeds from stockholder funding....        --              --        2,500         --
                                            -----        --------     --------   --------
  Net cash provided by financing
     activities........................       243          29,021        2,712      1,039
                                            -----        --------     --------   --------
  Net increase (decrease) in cash and
     cash equivalents..................        87          16,270        2,366     (5,162)
  Cash and cash equivalents at
     beginning of period...............        --              87           87     16,357
                                            -----        --------     --------   --------
  Cash and cash equivalents at end of
     period............................     $  87        $ 16,357     $  2,453   $ 11,195
                                            =====        ========     ========   ========
  Supplemental disclosures:
  Income taxes paid....................     $  --        $      2     $     --   $     --
  Interest paid........................     $  --        $     11     $     --   $     28
  Financing obligation incurred........     $  --        $     --     $     --   $    237

See accompanying notes.

                                 GOTO.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     GoTo.com, Inc. (the Company or GoTo.com) was incorporated on September 15, 1997, in the state of Delaware and officially launched its Web site on June 1, 1998. GoTo.com has created and operates an online marketplace that facilitates introductions between consumers who search the Internet for information, products or services using keyword terms with advertisers who have bid in an ongoing auction for priority placement in the search results for those keywords. Advertisers competitively bid on keyword search terms that are most relevant to their business offerings. Advertisers are rank-ordered in search results based on bid amounts, which are expressed as the amount the advertiser pays GoTo.com for each consumer click-through to the advertiser's Web site. The advertiser with the highest bid is listed first in the search results, with the remaining advertisers appearing in descending bid amount order. Priority placement increases the likelihood that a consumer will click-through to the advertiser's Web site. Consumers access GoTo.com at our branded stand-alone Web site and through Web sites that participate in the search syndication network. The Company operates in one reportable business segment.

UNAUDITED INTERIM RESULTS

     The accompanying balance sheet as of March 31, 1999, the statements of operations and cash flows for the three months ended March 31, 1998 and 1999 and the statement of stockholders' equity for the three months ended March 31, 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of March 31, 1999 and for the three months ended March 31, 1998 and 1999. The financial data and other information disclosed in these notes to the financial statements related to these periods are unaudited. The results for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

REVENUE RECOGNITION

     Revenue consists of search listing advertisements and banner advertisements. Banner advertising arrangements are short-term in duration and have no minimum guarantees.

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     Search listing advertising enables the advertisers to determine their placement within the GoTo.com search term results by placing a bid (the price they will pay when a user clicks through to their site) for each keyword search item that they select. The amount of the bid determines the placement of the advertiser's site within the search results. Search listing advertisement revenue is determined by multiplying the number of click-throughs on paid search results by the price bid for the particular keyword listing at the time of the click-through. Search listing advertising revenues are earned and recognized as actual click-throughs occur to the extent the customer has deposited sufficient funds with the Company or provided that the collection of any resulting receivable is probable.

     Banner advertisement arrangements provide for the Company to receive specified amounts each time a customer's banner advertisement is made visible to a user (an impression) and/or each time a user clicks-through to the advertiser's web site. Banner advertisement revenue is recognized when earned under the terms of the contractual arrangement with the advertiser or agency, provided that collection of the resulting receivable is probable. Under the terms of these arrangements revenues are generally earned when the banner advertisement is displayed or when the click-through occurs.

COST OF REVENUE

     Cost of revenue consists primarily of the cost of serving the Company's Web site and fees paid to outside resources that provide unpaid line item search results and other outside resources that assist in placing, managing and tracking banner advertisements. Cost associated with serving the Web site includes salaries, depreciation of Web site equipment, co-location charges for equipment, and software licensing fees.

PRODUCT DEVELOPMENT

     Product development expenses consist of expenses incurred by the Company in the development and creation of its Internet site. Product development expenses include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality of the service. Product development costs are expensed as incurred.

CASH AND CASH EQUIVALENTS

     The Company considers those investments which are highly liquid, readily convertible to cash and which mature within three months from the original date of purchase as cash equivalents.

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ONLINE MARKETING PARTNERS

     The Company enters into short-term agreements with other internet companies (partners) whereby the Company provides search services within the partners' Web sites or the partners provide a link to the Company's site. In some cases, the Company pays the partners fees based on the term of the agreement, and amount of traffic the Company receives from the web sites. Some of these fees are paid at the beginning of the contract resulting in prepaid distribution partner fees and some of the fees are billed during the term of the contracts resulting in accrued partner fees. The fees are charged to marketing and sales expense ratably over the contract or based on actual traffic received under the terms of the agreements. A significant portion of the Company's revenue has been generated from traffic provided by only a few of the Company's online marketing partners.

     The Company expenses advertising costs as incurred. For the period from inception through December 31, 1997, the year ended December 31, 1998, and the three months ended March 31, 1999, the Company incurred advertising costs of $29,000, $8.8 million and $4.2 million, respectively.

CONCENTRATION OF CREDIT RISK

     Accounts receivable are typically unsecured and are due from customers primarily located in the United States. Credit losses have generally been within management's expectations. At December 31, 1998 and March 31, 1999 one customer represented 13% and 19%, respectively, of total accounts receivable.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is provided using the straight-line method based upon estimated useful lives of the assets, which range from two to five years. Leasehold improvements are recorded at cost. Amortization is provided using the straight-line method over the shorter of the term of the related lease or estimated useful lives of the assets.

LONG-LIVED ASSETS

     The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company assesses the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) than its carrying amount. No such impairment losses have been identified by the Company.

DEFERRED REVENUE

     Deferred revenue represents all payments received from customers in excess of revenue earned based on line item click-through activity and will be recognized as actual click-throughs occur.

INCOME TAXES

     Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on their fair value at the date of grant. Alternatively, a company may account for granted stock awards under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation expense under APB No. 25 and make the required pro forma disclosures for compensation expense (see Note 4).

EARNINGS (LOSS) PER SHARE COMPUTATION

     Historical basic net loss per share is computed using the weighted average number of shares of Common Stock outstanding excluding the unvested portion of stock issued in connection with the exercise of such options subject to repurchase. Historical dilutive net loss per share is computed using the weighted average number of shares of common stock outstanding plus the dilutive effects of options, convertible Preferred Stock and non-vested stock. Historical basic and dilutive loss per share are the same since shares associated with stock options and the Convertible Preferred Stock are not included as they are antidilutive.

     Pro forma net loss per share (unaudited) is computed using the weighted average number of shares of Common Stock outstanding excluding the unvested portion of stock issued in connection with the exercise of such options subject to repurchase, including the pro forma effects of the automatic conversion of the Company's Convertible Preferred

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred at the issuance date.

     The following table sets forth the computation of basic and pro forma net loss per share for the periods indicated (in thousands except per share data):

                                      PERIOD FROM
                                     SEPTEMBER 15,
                                         1997
                                      (INCEPTION)
                                        THROUGH       YEAR ENDED    THREE MONTHS ENDED
                                     DECEMBER 31,    DECEMBER 31         MARCH 31
                                         1997            1998         1998       1999
                                     -------------   ------------   --------   --------
Numerator:
  Net loss.........................     $  (120)       $(14,023)    $   (724)  $ (7,360)
                                        =======        ========     ========   ========
Denominator:
  Denominator for basic
     calculation -- Weighted
     average shares................       9,869          10,296       10,017     10,894
Weighted average effect of pro
  forma securities:
  Series A Convertible Preferred
     Stock.........................                         360           26        471
  Series B Convertible Preferred
     Stock.........................                       5,403           --      8,312
  Series C Convertible Preferred
     Stock.........................                       2,655           --     10,710
                                                       --------     --------   --------
  Denominator for pro forma
     calculation...................                      18,714       10,043     30,387
                                                       ========     ========   ========
Net loss per share:
  Historical basic and diluted.....     $ (0.01)       $  (1.36)    $  (0.07)  $  (0.68)
  Pro forma (unaudited)............                    $  (0.75)    $  (0.07)  $  (0.24)

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

2. INCOME TAXES

     As a result of the net operating losses incurred since inception, no income tax provision has been recorded except for state minimum taxes of approximately $1,000 for 1997 and 1998. The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                              SEPTEMBER 15, 1997
                                                 (INCEPTION)
                                                   THROUGH             YEAR ENDED
                                              DECEMBER 31, 1997     DECEMBER 31, 1998
                                              ------------------    -----------------
Statutory federal rate....................           (34)%                 (34)%
State income taxes (net of federal
  benefit)................................            (5)                   (5)
Valuation allowance.......................            41                    37
Nondeductible stock compensation..........            --                     3
Other.....................................            (2)                   (1)
                                                     ---                   ---
                                                      --%                   --%
                                                     ===                   ===

     The components of the deferred tax assets and related valuation allowance at December 31, 1997 and 1998, are as follows:

                                                                DECEMBER 31
                                                              1997     1998
                                                              ----    -------
                                                              (IN THOUSANDS)
Other.......................................................  $  7    $   167
Net operating loss carryforwards............................    43      4,955
                                                              ----    -------
Deferred tax assets.........................................    50      5,122
Valuation allowance.........................................   (50)    (5,122)
                                                              ----    -------
                                                              $ --    $    --
                                                              ====    =======

     Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its deferred tax assets.

     The Company has net operating loss carryforwards for federal and state tax purposes of approximately $12,438,000 expiring beginning in the years 2012 through 2018 for federal and 2005 through 2006 for state. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards will be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

     The Company also has federal and state credit carryforwards of approximately $28,000 and $22,000, respectively, expiring beginning in the years 2012 through 2018, which may be used to offset future liabilities.

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. STOCKHOLDERS' EQUITY

COMMON AND PREFERRED STOCK

     In November 1998, the Company amended its Certificate of Incorporation to, among other matters, increase the total number of authorized shares of Common and Preferred Stock to 45,000,000 and 20,187,401, respectively. In conjunction with this amendment, the Company authorized 500,000 shares of Series A Preferred Stock (Series A), 8,500,000 shares of Series B Preferred Stock (Series B), and 11,187,401 shares of Series C Preferred Stock (Series C).

     As part of the Series B Preferred Stock financing the Company's founder paid a consultant 111,111 shares of the Company's Common Stock owned by the Company's founder for services provided in connection with the Series B Preferred Stock financing. The exchange of the founder's shares was recorded at the fair market value of the Common Stock, on the date of the exchange, as a contribution to capital and cost of the Series B Preferred financing.

     The following table summarizes the issuances of the Preferred Stock outstanding at December 31, 1998 and March 31, 1999 (in thousands, except per share data):

                                          AMOUNT        ORIGINAL
                                         (NET OF        PER SHARE
                         SHARES          ISSUANCE       ISSUANCE
                       OUTSTANDING        COST)           PRICE      DATE OF ISSUANCE
                       -----------    --------------    ---------    -----------------
Series A.............       471          $   212         $0.45          March 26, 1998
Series B.............     8,312            6,281          0.77             May 7, 1998
Series C.............     4,850           10,032          2.076          July 31, 1998
Series C.............     4,021            8,316          2.076      November 12, 1998
Series C.............     1,839            3,804          2.076      December 14, 1998
                         ------          -------
                         19,493          $28,645
                         ======          =======

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. STOCKHOLDERS' EQUITY (CONTINUED)
     The following table is presented to summarize the Common Stock reserved for future issuance upon conversion of the outstanding Preferred Stock, exercise of warrants and stock options:

                                                     COMMON SHARES ISSUABLE UPON
                                                       CONVERSION OR EXERCISE
                                                    -----------------------------
                                                     DECEMBER 31      MARCH 31
                                                        1998            1999
            DESCRIPTION OF INSTRUMENT               -------------   -------------
Series A Convertible Preferred Stock..............      471,111         471,111
Series B Convertible Preferred Stock..............    8,311,688       8,311,688
Series C Convertible Preferred Stock..............   10,710,348      10,710,348
Stock options outstanding.........................    5,000,471       2,752,984
Stock options available for future grant..........      999,529         264,258
Common Stock purchase warrants....................       63,272         104,971
                                                     ----------      ----------
Common Stock reserved.............................   25,556,419      22,615,360
                                                     ==========      ==========

PREFERRED STOCK

     Each share of Preferred Stock is convertible, at the holder's option, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $0.45 in the case of Series A, $0.77 in the case of Series B, and $2.076 in the case of Series C by the Conversion Price, as defined. At December 31, 1998 and March 31, 1999, the Conversion Price of the Series A, Series B and Series C Preferred Stock was $0.45, $0.77 and $2.076 respectively. The Conversion Price is subject to adjustment based on certain anti-dilution provisions. In the event of a Qualified Public Offering, as defined, of the Company's equity securities with proceeds from such offering in the amount of $30 million or greater and a per share selling price of $2.60 or greater, all outstanding Preferred Stock will automatically be converted into Common Stock, based on the then effective conversion ratios. The holders of the Preferred Stocks also have certain registration rights, which under certain circumstances, allow them to require the Company to register their shares at the expense of the Company.

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B and Series C are entitled to receive prior and in preference to any distribution of any assets or surplus funds to the holders of the Series A Preferred Stock and the holders of the Common Stock in an amount per share equal to $0.77 and $2.076, respectively, plus an amount equal to any dividends declared but unpaid on such shares. After payment or setting apart of payment to the holders of the Series B and C, each share of Series A Preferred Stock is entitled to receive, prior and in preference to any distribution to Common Stock holders an amount per share equal to $0.45 plus an amount equal to any dividends declared but unpaid on such shares.

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. STOCKHOLDERS' EQUITY (CONTINUED)
     The voting rights of the Series A, Series B, and Series C are equal to one vote for each share of Common Stock into which such Preferred Stock may be converted. The holders of the Series B and C have certain specific voting rights, as defined, with respect to the election of directors of the Company. The Company's Amended and Restated Certificate of Incorporation include certain protective provisions which require a majority vote of the holders of the Series A, Series B and Series C with respect to certain actions of the board of directors including changing the rights, preferences and privileges of the Preferred Stockholders, changing the number of shares authorized of each Series, repurchasing Common Stock, increasing or decreasing the members of the board of directors, declaring a dividend on the Common Stock, and consummating a merger, consolidation, reorganization or other business combination.

     Each share of Series A, Series B and Series C entitles the holder to receive, when and if declared by the board of directors, noncumulative dividends in cash at an annual rate of $0.0315, $0.054 and $0.145 per share, respectively (as adjusted for any stock splits, combinations and the like). Series B and Series C dividends are payable in preference and prior to any payment of any dividend on Series A Preferred Stock and the Common Stock. Dividends payable on Series A Preferred Stock are payable in preference to any payment of any dividend on the Common Stock.

WARRANTS

     In September and November of 1998, the Company issued warrants in exchange for certain consulting services to purchase 63,272 shares in total of the Company's Common Stock at exercise prices ranging from $0.77 to $2.076 per share. In February 1999, the Company issued additional warrants in exchange for certain consulting and other services to purchase 41,699 shares of the Company's Common Stock at exercise prices ranging from $2.076 to $5.00 per share. The warrants are fully exercisable upon issuance and expire upon the earlier of 1) five years from the date of issuance, 2) a change in control of the Company or
3) immediately before an initial public offering of the Company's Common Stock. The deemed fair value of warrants issued in 1998 and the three months ended March 31, 1999 was $90,000 and $180,000, respectively; these amounts were recorded in general and administrative expenses in the respective periods.

DEFERRED STOCK OPTION COMPENSATION

     The excess of the deemed fair value of the Company's Common Stock over the exercise price of options granted during the year ended December 31, 1998 and the three months ended March 31, 1999 at the date of grant amounted to an aggregate of $2,517,000 and $3,513,000, respectively. The deemed fair value of the Common Stock was determined by the Company based on the selling prices of contemporaneous sales of each Series of Preferred Stock considering the relative rights and privileges of each security, the stages of development of the Company's business and the inherent risks and perceived

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

3. STOCKHOLDERS' EQUITY (CONTINUED)
future potential of the Company at the time of grant or issuance. The typical vesting period of the options is 20% immediately upon grant with the remaining balance vesting evenly over the following four years. The amortization of deferred compensation will be charged to operations on a graded methodology basis over the vesting period of the options. During the year ended December 31, 1998 and the three months ended March 31, 1999, deferred compensation amortization of $1,199,000 and $1,297,000, respectively, was recorded. At December 31, 1998 and March 31, 1999, deferred compensation of $1,318,000 and $3,534,000, respectively, was reflected as a reduction of stockholders' equity. The deferred compensation amortization relates only to stock options awarded to employees; the salaries and related benefits of these employees are included in the applicable cost of revenue or operating expense line item.

OTHER STOCK COMPENSATION

     In addition, the Company sold or issued 427,195 shares of Common Stock to various consultants during 1998 at prices less than the deemed fair value of the Common Stock on the day it was sold. The excess of the deemed fair value of the Common Stock on the day it was sold aggregating $280,000 was recognized as consulting expense.

4. STOCK OPTION PLANS

     The Company has a Stock Option Plan which provides for the granting of options for the purchase of up to 6,000,000 shares of the Company's Common Stock. Under terms of the plan, options may be granted to employees, nonemployee directors or consultants at prices not less than the fair value at the date of grant. Options granted to nonemployees are recorded at the value of negotiated services received. All options are immediately exercisable, however, shares issuable upon exercise of the option vest typically 20% immediately upon grant of the option with the remaining balance vesting evenly over the following four years. The Company has the right to repurchase unvested shares issued upon exercise of the option.

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

4. STOCK OPTION PLANS (CONTINUED)
     Information relating to the outstanding stock options is as follows:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                         SHARES        EXERCISE PRICE
                                                     --------------    --------------
                                                     (IN THOUSANDS)
Outstanding at inception...........................          --               --
  Granted..........................................         115            $0.44
  Exercised........................................          --               --
  Canceled.........................................          --               --
                                                         ------            -----
Outstanding at December 31, 1997...................         115             0.44
  Granted..........................................       4,888             0.15
  Exercised........................................          --               --
  Canceled.........................................          (3)            0.15
                                                         ------            -----
Outstanding at December 31, 1998...................       5,000             0.16
  Granted..........................................         749             0.37
  Exercised........................................      (2,982)            0.19
  Cancelled........................................         (14)            0.17
                                                         ------            -----
Outstanding at March 31, 1999                             2,753            $0.19
                                                         ======            =====

     The following table summarizes information regarding options outstanding and options exercisable (in thousands except per share data):

                                                   OUTSTANDING AND EXERCISABLE
                                               ------------------------------------
                                                             WEIGHTED
                                                              AVERAGE      WEIGHTED
                                                NUMBER       REMAINING     AVERAGE
                                                  OF        CONTRACTUAL    EXERCISE
         RANGE OF EXERCISE PRICES               SHARES         LIFE         PRICE
-------------------------------------------    ---------    -----------    --------
             December 31, 1998
               $0.15 - 0.45                        5,000        9.2         $0.16
                                               =========        ===         =====
              March 31, 1999
               $0.15 - 1.50                        2,753        9.1         $0.19
                                               =========        ===         =====

     Options available for future grant totaled 999,529 and 264,258 at December 31, 1998 and March 31, 1999, respectively.

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

4. STOCK OPTION PLANS (CONTINUED)
     The fair value of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                 PERIOD FROM
                                                SEPTEMBER 15,
                                                    1997
                                                 (INCEPTION)
                                                   THROUGH            YEAR ENDED
                                              DECEMBER 31, 1997    DECEMBER 31, 1998
                                              -----------------    -----------------
Risk free interest rate.....................          6%           5.14%
Expected lives (in years)...................          4            4
Dividend yield..............................         --            --
Expected volatility.........................         --            --

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 123, the Company would have incurred an additional compensation expense of zero, and $51,000 for the period from inception through December 31, 1997 and for the year ended December 31, 1998, respectively.

                                        PERIOD FROM
                                       SEPTEMBER 15,
                                            1997
                                        (INCEPTION)
                                          THROUGH         YEAR ENDED
                                        DECEMBER 31       DECEMBER 31
                                            1997             1998
                                       --------------    -------------
                                       (IN THOUSANDS, EXCEPT PER SHARE
                                                    DATA)
Net loss, as reported................      $(120)          $(14,023)
Pro forma net loss...................       (120)           (14,074)
Pro forma historical basic and
  diluted loss per share.............      (0.01)             (1.37)
Pro forma loss per share.............      (0.01)             (0.75)

     Applying SFAS No. 123 in the pro forma disclosure may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards will likely be made each year.

5. RELATED PARTY TRANSACTIONS

     During 1997 and 1998, the Company shared facilities and received certain management services including certain accounting, payroll processing, access to shared local area computer communications network, and general business insurance from Bill Gross' idealab!, a significant stockholder of the Company. Bill Gross' idealab! charges a

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

5. RELATED PARTY TRANSACTIONS (CONTINUED) management fee for the use of its facilities and the services provided. In October 1998, the Company entered into a lease agreement beginning in February 1999 with Bill Gross' idealab! for office space in a building adjacent to the Bill Gross' idealab! facility. The lease is cancellable with a 90 day written notice from the Company. The total management and leasing fee was $59,000, $229,000 and $75,000 during the period from inception through December 31, 1997, the year ended December 31, 1998, and the three months ended March 31, 1999, respectively. Management believes these amounts are materially representative of the fair value of services provided. From inception through March 1, 1998, the Company's founder and significant stockholder was the President and Chief Executive Officer of the Company and received no compensation for his service. The value of these services was not material to the financial statements. During March 1998 certain stockholders provided temporary funding of $2.5 million to the Company which carried no interest. In early May 1998 this funding was contributed to the Company in return for Series B Preferred Stock.

6. COMMITMENTS AND CONTINGENCIES

LEASES

     At December 31, 1998, noncancellable future lease commitments were as follows:

                                                                 CAPITAL
                                                                  LEASE
                                                              --------------
                                                              (IN THOUSANDS)
1999........................................................       $136
2000........................................................        136
2001........................................................         79
                                                                   ----
Total minimum lease payments................................        351
Less amount representing interest...........................         58
                                                                   ----
                                                                   $293
                                                                   ====

     Total rent expense was $2,000, $116,000 and $62,000 during the period from July 1, 1997 (inception) through December 31, 1997, the year ended December 31, 1998, and the three months ended March 31, 1999, respectively.

EQUIPMENT FINANCING ARRANGEMENT

     At December 31, the Company had a line of credit arrangement with a leasing institution that provides for a capital equipment lease line of up to a maximum of $1,500,000. The terms of the agreement include a requirement for the Company to keep an unrestricted cash balance of no less than $1.0 million at any time. The Company was in compliance as of December 31, 1998. Under this agreement, $1,207,000 was available for future financing transactions at December 31, 1998.

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

6. COMMITMENTS AND CONTINGENCIES (CONTINUED)
     During the quarter ended March 31, 1999 the Company obtained an additional equipment financing line of credit with a lender in the amount of $1 million. Under terms of the agreement, the credit line can apply to qualified equipment delivered and funded not later than January 31, 2000 and the lender will be repaid over a 36-month period. Title to the assets will reside with the Company and the assets will be pledged as collateral.

     Under the two arrangements, $1,580,000 was available for future financing transactions at March 31, 1999.

OTHER DEBT

     During January 1999 the Company executed a licensing and consulting agreement with a software vendor for the implementation of a new financial reporting system. The cost has been financed by an affiliate of the vendor and will be repaid in quarterly installments of $34,000 through the end of fiscal 2000. Implementation of the system is anticipated to be completed during the third quarter of 1999.

MARKETING PARTNER COMMITMENTS

     The Company is obligated to make payments totaling $4.6 million in 1999 under contracts to provide search services to its marketing partners.

7. EVENTS SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS' REPORT (UNAUDITED)

     On April 6, April 12 and April 23, 1999, the Company granted options to purchase 413,454, 338,765 and 20,000 shares of Common Stock at exercise prices of $2.50, $6.20 and $6.20 per share, respectively. The excess of the deemed fair market value of the Common Stock, determined using a methodology similar to that applied during 1998, over the exercise prices amounted to an aggregate of $1,530,000 for the grants on April 6. The Company intends to record related compensation expense ratably using a graded methodology over the vesting period of the options.

     On April 14, 1999, the Company issued 3,628,447 shares of Series D Preferred Stock for $6.89 per share and gross proceeds of approximately $25 million. The Series D Preferred Stock carry rights and privileges similar to those of the Series B and C Preferred Stock and automatically convert into Common Stock upon the closing of a qualified initial public offering, as defined.

     In April 1999, the Board of Directors approved the filing of the Company's Registration Statement on Form S-1 with the Securities and Exchange Commission to reflect the proposed sale by the Company of shares of Common Stock.

     If the initial public offering is consummated under the terms presently anticipated, all of the outstanding Preferred Stock will automatically convert into Common Stock. On an unaudited pro forma basis, using the conversion price as of March 31, 1999, 36,652,885

                                 GOTO.COM, INC.

            (INFORMATION AT MARCH 31, 1999 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

7. EVENTS SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS' REPORT (UNAUDITED) (CONTINUED)
shares of Common Stock would have been issued and outstanding assuming all of the outstanding Preferred Stock, including the Series D Preferred Stock issued in April 1999, converted into Common Stock and all outstanding warrants were exercised as of March 31, 1999. The pro forma effect on stockholders' equity, as adjusted for the assumed conversion of the Preferred Stock, including the Series D Preferred Stock issued in April 1999, and exercise of all outstanding warrants is set forth on the accompanying balance sheet.

     In April 1999 the Board of Directors also approved the establishment, upon the closing of the Company's initial public offering, of the 1999 Employee Stock Purchase Plan (1999 Purchase Plan) and the amended and restated 1998 Stock Plan (1998 Plan). The 1999 Purchase Plan initially reserves 2,000,000 shares of Common Stock for future issuance which will increase annually by the lesser of 1,000,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the Board. The 1999 Purchase Plan provides for successive six month offering periods and allows eligible employees to participate in the plan through payroll deductions that will be used to purchase Common Stock at the end of each six month period for the lesser of 85% of the price of the Common Stock at the beginning or the end of the six month offering period.

     The 1998 Plan provides for the granting of stock options to employees, directors and consultants. A total of 8,500,000 shares of Common Stock has been initially reserved for issuance under the 1998 Plan and this amount will increase annually by the lessor of 7,500,000 shares, 4% of the outstanding shares on such date, or a lesser amount determined by the Board of Directors.

     Upon completion of the Company's initial public offering the number of common and undesignated preferred shares authorized for issuance will be 200,000,000 and 10,000,000, respectively.

                               [INSIDE BACK COVER]

                   [Graphic Header: The GoTo.com Marketplace]


[Graphic:  3 end-to-end arrows in a circle] Tools of the GoTo.com Marketplace

                        GoTo.com offers advertisers control over their advertising in the marketplace by providing a range of online tools to manage their accounts and achieve optimal results.


                                  [Graphic: Page of account maintenance center where advertisers can view the terms they have bid on and the amount of each bid.]

GoTo.com has an online account maintenance center where advertisers can:

     Revise bids on current search terms

     View activity reports

     Deposit funds into their accounts


[Graphic: Summary report where advertisers can view the amount owed based on number of clicks to the advertisers' Web sites.]



                                                GoTo.com also offers advertisers
                                                online tools to:

                                                   Add new search terms

                                                   Change the descriptions of
                                                   their Web sites in the search
                                                   listings

                                                   Get suggestions on additional
                                                   search terms on which to bid

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               , 1999

                                [GOTO.COM LOGO]

                        5,000,000 SHARES OF COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE

                              SALOMON SMITH BARNEY

                           THOMAS WEISEL PARTNERS LLC

                                 DLJDIRECT INC.

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of GoTo.com have not changed since the date hereof.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Until                , 1999 (25 days after the date of this prospectus), all
dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by GoTo.com in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee and the NASD filing fee.

SEC registration fee.......................................  $   19,460
NASD filing fee............................................       7,500
Nasdaq National Market listing fee.........................     100,000
Printing and engraving costs...............................     250,000
Legal fees and expenses....................................     450,000
Accounting fees and expenses...............................     200,000
Blue Sky fees and expenses.................................      10,000
Transfer Agent and Registrar fees..........................      10,000
Miscellaneous expenses.....................................      53,040
                                                             ----------
          Total............................................  $1,100,000
                                                             ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article V of GoTo.com's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of GoTo.com's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of GoTo.com, if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of GoTo.com, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     GoTo.com has entered into indemnification agreements with its directors and certain officers, in addition to indemnification provided for in its Bylaws, and intends to enter into indemnification agreements with any new directors and certain new officers in the future.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of GoTo.com and its executive officers and directors, and by GoTo.com of the underwriters for certain liabilities, including liabilities arising under the Securities Act of 1933, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since September 15, 1997, the date of GoTo.com's incorporation, GoTo.com has issued and sold unregistered securities in the amounts, at the times, and for the aggregate amounts of consideration listed as follows:

     1. On September 16, 1997, GoTo.com issued 8,400,000 shares of Common Stock to Bill Gross' idealab! for an aggregate offering price of $84,000.

     2. On September 16, 1997, GoTo.com purchased a domain name in exchange for 100,000 shares of Common Stock valued at an aggregate price of $15,000.

     3. On September 16, 1997, GoTo.com purchased a license for certain technology in exchange for 500,000 shares of Common Stock valued at an aggregate price of $75,000.

     4. On September 30, 1997, GoTo.com issued 1,516,667 shares of Common Stock to 12 investors for an aggregate offering price of $227,500.05.

     5. On April 14, 1998, GoTo.com issued 276,084 shares of Common Stock to consultants in exchange for services rendered worth $41,412.60.

     6. On March 26, 1998, GoTo.com issued 471,111 shares of Series A Preferred Stock to Bill Gross' idealab! and three other investors for an aggregate offering price of $211,999.95.

     7. On April 7, 1998, GoTo.com issued 111,111 shares of Common Stock to Bruce Hendricks for an aggregate offering price of $2,222.22.

     8. On May 7, 1998, GoTo.com issued 8,311,688 shares of Series B Preferred Stock to entities affiliated with idealab! Capital Management I, LLC, entities and individuals affiliated with Draper Fisher Jurvetson, entities affiliated with Moore Capital Management, Inc. and to other investors at a price of $0.77 per share, for an aggregate offering price of $6,399,999.70.

     9. On July 31, 1998, GoTo.com issued 4,850,001 shares of Series C Preferred Stock to entities affiliated with Moore Capital Management, Inc. at a price of $2.076 per share, for an aggregate offering price of $10,068,602.07.

     10. On November 12, 1998, GoTo.com issued 4,020,817 shares of Series C Preferred Stock to Kline Hawkes California SBIC, L.P., entities affiliated with Integral Capital Partners, entities affiliated with idealab! Capital Management I, LLC, entities and individuals affiliated with Draper Fisher Jurvetson, and to other investors at a price of $2.076 per share, for an aggregate offering price of $8,347,216.09.

     11. On December 14, 1998, GoTo.com issued 1,830,443 shares of Series C Preferred Stock to entities affiliated with Global Retail Partners, L.P. at a per share price of $2.076, for an aggregate offering price of $3,799,999.67.

     12. On December 20, 1998, GoTo.com issued 40,000 shares of Common Stock to a consultant in exchange for services rendered worth $3,200.

     13. On December 22, 1998, GoTo.com issued 9,087 shares of Series C Preferred Stock to seven investors at a price of $2.076 per share, for an aggregate offering price of $18,864.61.

     14. On April 14, 1999, GoTo.com issued 3,628,447 shares of Series D Preferred Stock to The Goldman Sachs Group, L.P. and other persons and entities not previously stockholders of GoTo.com, as well as to idealab! Holdings, L.L.C., entities affiliated with idealab! Capital Management I, LLC, entities and individuals affiliated with Draper Fisher Jurvetson, entities affiliated with Moore Capital Management, Inc., entities affiliated with Global Retail Partners, L.P., Kline Hawkes California SBIC, L.P., entities affiliated with Integral Capital Partners, and to other investors at a per share price of $6.89, for an aggregate offering price of $25,000,000.

     15. Between September 15, 1998 and February 24, 1999, GoTo.com issued warrants to purchase up to 104,971 shares of Common Stock at exercise prices ranging from $0.77 to $5.00 per share.

     16. Between July 1, 1997 and May 15, 1999, GoTo.com granted stock options to purchase 6,501,561 shares of Common Stock at exercise prices ranging from $0.15 to $6.20 per share to employees and consultants pursuant to its 1998 stock option plan.

     17. Between January 13, 1999 and May 15, 1999, an aggregate of 4,762,325 shares of Common Stock were issued upon exercise of options under GoTo.com's 1998 stock option plan.

     No underwriters were engaged in connection with the foregoing sales of securities. The sales of securities listed in items 1-8, 12 and 14-15 above were made in reliance upon the exemptions from registration in Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering. The sales of Securities listed in items 9-11 and 13 above were made in reliance upon the exemptions from registration in Rule 506 of Regulation D promulgated under
Section 4(2)for transactions not involving a public offering. Issuances of options and shares upon exercise of options to GoTo.com's employees and consultants, which are listed in items 16 and 17 above, were made under Rule 701 promulgated under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT
NUMBER
-------
 1.1      Form of Underwriting Agreement.
 3.1**    Amended and Restated Certificate of Incorporation of
          GoTo.com to be in effect after the closing of the offering made under this Registration Statement.
 3.2**    Amended and Restated Bylaws of GoTo.com to be in effect
          after the closing of the offering made under this
          Registration Statement.
 4.1**    Specimen Common Stock Certificate.
 5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
10.1**    Form of Indemnification Agreement between GoTo.com and
          certain of its officers and each of its directors.
10.2**    Form of Change of Control Severance Agreement between
          GoTo.com and certain of its officers.
10.3**    1998 Stock Plan and forms of option agreements thereunder.
10.4**    1999 Employee Stock Purchase Plan and form of agreement
          thereunder.
10.5**    Series A Preferred Stockholders' Rights Agreement among
          GoTo.com and certain investors.
10.6**    Amended and Restated Series B Preferred Stockholders' Rights
          Agreement among GoTo.com and certain investors.
10.7**    Series C Preferred Stockholders' Rights Agreement among
          GoTo.com and certain investors.

EXHIBIT
NUMBER
-------
10.8**    Series D Preferred Stockholders' Rights Agreement among
          GoTo.com and certain investors.
10.9**    Sublease Agreement dated February 1, 1999 between GoTo.com and Bill Gross' idealab!.
10.10**   Information Services Agreement dated April 30, 1998 between
          GoTo.com and Inktomi Corporation.
10.11+**  Premier Search Services Agreement dated September 16, 1998 between GoTo.com and Microsoft Corporation.
10.12**   Letter of Agreement dated April 1, 1999 between GoTo.com and
          Pile, Inc.
10.13**   GlobalCenter Master Service Agreement between GoTo.com, Inc.
          and GlobalCenter, Inc.
23.1      Consent of Independent Accountants.
23.2**    Consent of Counsel (see Exhibit 5.1).
24.1**    Power of Attorney (see Page II-6).
27.1**    Financial Data Schedule.


-------------------------
 + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

 * To be filed by amendment.

** Previously filed.

(b) FINANCIAL STATEMENT SCHEDULES
    SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on the 15th day of June, 1999.


                                          GOTO.COM, INC.

                                          By:     /s/ JEFFREY S. BREWER
                                             -----------------------------------
                                                      Jeffrey S. Brewer
                                                President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.


                     SIGNATURE                               TITLE                 DATE
                     ---------                               -----                 ----
                JEFFREY S. BREWER*                      President, Chief       June 15, 1999
---------------------------------------------------  Executive Officer and
                (Jeffrey S. Brewer)                   Director (Principal
                                                       Executive Officer)

                   TODD TAPPIN*                         Chief Financial        June 15, 1999
---------------------------------------------------    Officer (Principal
                   (Todd Tappin)                       Financial Officer)

                 ROBERT M. KAVNER*                   Chairman of the Board     June 15, 1999
---------------------------------------------------
                (Robert M. Kavner)

                  WILLIAM GROSS*                            Director           June 15, 1999
---------------------------------------------------
                  (William Gross)

                   ALAN COLNER*                             Director           June 15, 1999
---------------------------------------------------
                   (Alan Colner)

                  TIMOTHY DRAPER*                           Director           June 15, 1999
---------------------------------------------------
                 (Timothy Draper)

               LINDA FAYNE LEVINSON*                        Director           June 15, 1999
---------------------------------------------------
              (Linda Fayne Levinson)

                     SIGNATURE                               TITLE                 DATE
                     ---------                               -----                 ----
                  WILLIAM ELKUS*                            Director           June 15, 1999
---------------------------------------------------
                  (William Elkus)

            *By: /s/ JEFFREY S. BREWER
   ---------------------------------------------
                (Jeffrey S. Brewer,
                 Attorney-in-Fact)

                                 GOTO.COM, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
       FROM SEPTEMBER 15, 1997 (INCEPTION) THROUGH DECEMBER 31, 1997 AND
                          YEAR ENDED DECEMBER 31, 1998

                                                 ADDITIONS     DEDUCTIONS
                                                 ----------    ----------
                                  BALANCE AT     CHARGED TO      AMOUNT      BALANCE AT
                                 BEGINNING OF    COSTS AND     CHARGED TO      END OF
                                    PERIOD        EXPENSES      RESERVE        PERIOD
Allowance for doubtful
  accounts:
  December 31, 1997............      $--          $    --         $--         $    --
  December 31, 1998............      $--          $86,000         $--         $86,000

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                                                     PAGE
-------                                                                    ----
  1.1      Form of Underwriting Agreement.
  3.1**    Amended and Restated Certificate of Incorporation of
           GoTo.com to be in effect after the closing of the offering made under this Registration Statement.
  3.2**    Amended and Restated Bylaws of GoTo.com to be in effect
           after the closing of the offering made under this
           Registration Statement.
  4.1**    Specimen Common Stock Certificate.
  5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 10.1**    Form of Indemnification Agreement between GoTo.com and
           certain of its officers and each of its directors.
 10.2**    Form of Change of Control Severance Agreement between
           GoTo.com and certain of its officers.
 10.3**    1998 Stock Plan and forms of option agreements thereunder.
 10.4**    1999 Employee Stock Purchase Plan and form of agreement
           thereunder.
 10.5**    Series A Preferred Stockholders' Rights Agreement among
           GoTo.com and certain investors.
 10.6**    Amended and Restated Series B Preferred Stockholders' Rights
           Agreement among GoTo.com and certain investors.
 10.7**    Series C Preferred Stockholders' Rights Agreement among
           GoTo.com and certain investors.
 10.8**    Series D Preferred Stockholders' Rights Agreement among
           GoTo.com and certain investors.
 10.9**    Sublease Agreement dated February 1, 1999 between GoTo.com and Bill Gross' idealab!.
10.10**    Information Services Agreement dated April 30, 1998 between
           GoTo.com and Inktomi Corporation.
10.11+**   Premier Search Services Agreement dated September 16, 1998 between GoTo.com and Microsoft Corporation.
10.12**    Letter of Agreement dated April 1, 1999 between GoTo.com and
           Pile, Inc.
10.13**    GlobalCenter Master Service Agreement between GoTo.com, Inc.
           and GlobalCenter, Inc.
 23.1      Consent of Independent Accountants.
 23.2**    Consent of Counsel (see Exhibit 5.1).
 24.1**    Power of Attorney. (see Page II-6).
 27.1**    Financial Data Schedules.


-------------------------
 + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

 * To be filed by amendment.

** Previously filed.